Filed pursuant to General
Instruction II.L of Form F-10;
File No. 333-165352
November 2, 2010
PROSPECTUS SUPPLEMENT
(To Base Shelf Prospectus, dated April 19, 2010)
BAJA MINING CORP.
Cdn. $160,050,000
145,500,000 Common Shares
This prospectus supplement (the “Prospectus Supplement”) qualifies the distribution of 145,500,000 common shares (the “Offered Shares”) of Baja Mining Corp. (“Baja”, the “Corporation” or “we” or “us”) at a price of $1.10 per Offered Share. The offering is made pursuant to an Underwriting Agreement (the “Underwriting Agreement”), dated November 1, 2010, between Baja and Raymond James Ltd., Canaccord Genuity Corp., Cormark Securities Inc., CIBC World Markets Inc. and Haywood Securities Inc. (collectively, the “Underwriters”).
This offering is made by a Canadian issuer that is permitted, under a multi-jurisdictional disclosure system adopted by Canada and the United States, to prepare this Prospectus Supplement and the Prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. The financial statements incorporated by reference in this Prospectus Supplement and the Prospectus have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards. Thus, they may not be comparable to the financial statements of United States companies. In accordance with Item 18 of Form 20-F, information regarding the impact upon the Corporation’s financial statements of significant differences between Canadian and United States generally accepted accounting principles is contained in Note 17 to the Corporation’s audited financial statements for the year ended December 31, 2009, incorporated by reference in this Prospectus Supplement and the Prospectus and as filed with the United States Securities and Exchange Commission (the “SEC”) on Form 40-F on March 29, 2010 and in Note 14 to the Corporation’s unaudited consolidated financial statements for the six months ended June 30, 2010. See “Documents Incorporated by Reference.”
Prospective investors should be aware that the purchase of Offered Shares may have tax consequences in the United States and Canada. Prospective investors should consult their own tax advisors with respect to their own particular circumstances.
Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of Canada, the majority of its officers and directors and some of the experts named in this Prospectus Supplement and the Prospectus are residents of Canada, and a substantial portion of the Corporation’s assets and the assets of such persons are located outside the United States.
NEITHER THE SEC, ANY SECURITIES REGULATOR OF ANY STATE OF THE UNITED STATES NOR ANY CANADIAN SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, PASSED UPON THE ACCURACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Raymond James	Canaccord Genuity

Cormark Securities Inc.	CIBC	Haywood Securities (USA) Inc.
(cover page continued on next page)

(cover page continued from previous page)
Investing in the Common Shares involves significant risks. You should carefully read the “Risk Factors” section beginning on page S-7 of this Prospectus Supplement, in the accompanying short form base shelf prospectus dated April 19, 2010 (the “Prospectus”) beginning on page 4, and in the documents incorporated by reference therein and herein.
The outstanding common shares of the Corporation (the “Common Shares”) are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “BAJ” and are quoted for trading on the OTCQX International (“OTCQX”) under the symbol “BAJFF”. The Corporation has applied to list the Offered Shares on the TSX. Listing of the Offered Shares will be subject to the Corporation fulfilling all of the listing requirements of the TSX. On November 1, 2010, the closing price of the Common Shares on the TSX and OTCQX was $1.18 and US$1.16 per share, respectively. The offering price of the Offered Shares was determined by negotiation between the Corporation and the Underwriters.

Price: $1.10 Per Common Share

	Price to Public	Underwriters’ Fee (1)	Net Proceeds to the Corporation (2)
Per Offered Share	$1.10	$0.0523	$1.0477
Total(3)	$160,050,000	$7,606,500	$152,443,500

(1)	The Corporation has agreed to pay to the Underwriters a fee of $7,606,500 (assuming no exercise of the over-allotment option), representing 4.0% of the gross proceeds of the sale of 36 million Offered Shares to Louis Dreyfus Commodities Metals Suisse SA (“Louis Dreyfus Commodities”) and 5.0% of the gross proceeds of the sale of the remaining Offered Shares. See “Plan of Distribution”.

(2)	After deducting the Underwriters’ fee, but before deducting the expenses of the offering, which are estimated at $1,100,000.

(3)	The Corporation has granted the Underwriters an over-allotment option, exercisable for 30 days from the date of the closing of the offering, to purchase up to an additional 21,825,000 Common Shares (each, an “Additional Share”), at the public offering price, less the Underwriters’ fee of 5% of the gross proceeds of the sale of Additional Shares, to cover over-allotments. If the over-allotment option is exercised in full, the total price to the public, Underwriters’ fee and net proceeds before expenses to the Corporation will be $184,057,500, $8,806,875 and $175,250,625, respectively. This Prospectus Supplement and the accompanying Prospectus also qualify the distribution of the over-allotment option and any Additional Shares. See “Plan of Distribution”. Unless the context otherwise requires, references to “Offered Shares” in this Prospectus Supplement include any “Additional Shares” sold pursuant to the offering.

Underwriters’ Position	Maximum Size	Exercise Period	Exercise Price
Over-Allotment Option	Up to 21,825,000 Common Shares	Exercisable at the sole discretion of the Underwriters at any time up to 30 days after closing of the offering	$1.10 per Common Share
The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Corporation, and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to the passing upon of certain legal matters on behalf of the Corporation by Stikeman Elliott LLP with respect to Canadian legal matters and Dorsey & Whitney LLP with respect to U.S. legal matters and on behalf of the Underwriters by Blake, Cassels & Graydon LLP with respect to Canadian legal matters and Skadden, Arps, Slate, Meagher & Flom LLP with respect to U.S. legal matters.
The Underwriters may, in connection with this offering, over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels which might not prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.
The Underwriters may offer the Offered Shares at a price lower than the price indicated above. See “Plan of Distribution”.
Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. One or more book entry-only certificates representing the Offered Shares will be issued in registered form to Clearing and Depository Services Inc. (“CDS”) or nominees thereof and deposited with CDS on the date of the closing of the offering which is expected to occur on or about November 23, 2010, or such other date as may be agreed upon. A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased.
The Corporation’s head and registered office is located at Suite 500, 200 Burrard Street, Vancouver, B.C., Canada, V6C 3L6.

ii

Description	Page No.
Prospectus Supplement
Prospectus

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	1
CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL REPORTING STANDARDS	3
FINANCIAL INFORMATION AND CURRENCY	3
THE CORPORATION	3
RISK FACTORS	4
CONSOLIDATED CAPITALIZATION	13
USE OF PROCEEDS	13
EARNINGS COVERAGE	13
DESCRIPTION OF SHARE CAPITAL	13
PRICE RANGE AND TRADING VOLUMES	14
DIVIDEND POLICY	14
DESCRIPTION OF DEBT SECURITIES	14
DESCRIPTION OF WARRANTS	25
DESCRIPTION OF SHARE PURCHASE CONTRACTS	26
DESCRIPTION OF SUBSCRIPTION RECEIPTS	27
DENOMINATIONS, REGISTRATION AND TRANSFER	27
PLAN OF DISTRIBUTION	28
LEGAL MATTERS	28
INTEREST OF EXPERTS	28
PRIOR SALES	29
AUDITORS, TRANSFER AGENT AND REGISTRAR	29
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	29
DOCUMENTS INCORPORATED BY REFERENCE	29
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	30
ADDITIONAL INFORMATION	30
ENFORCEABILITY OF CIVIL LIABILITIES	31

IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT
This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offered Shares being offered and also adds to and updates information contained in the accompanying Prospectus and the documents incorporated by reference therein. The second part, the Prospectus, gives more general information, some of which may not apply to the Offered Shares being offered under this Prospectus Supplement. This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of this offering.
You should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Prospectus. If the description of the Offered Shares varies between this Prospectus Supplement and the Prospectus, you should rely on the information in this Prospectus Supplement. The Corporation has not, and the Underwriters have not, authorized anyone to provide investors with different or additional information. The Corporation is not, and the Underwriters are not, making an offer of the Offered Shares in any jurisdiction where the offer is not permitted by law. If anyone provides you with any different or inconsistent information, you should not rely on it. You should not assume that the information contained in or incorporated by reference in this Prospectus Supplement or the Prospectus is accurate as of any date other than the date of the document in which such information appears. Our business, financial condition, results of operations and prospects may have changed since those dates.
In this Prospectus Supplement and the Prospectus, unless the context otherwise requires, the terms “we”, “our”, “us”, the “Corporation” and “Baja” refer to Baja Mining Corp. and, unless the context otherwise requires, our subsidiaries and their respective predecessors in interest.
FORWARD-LOOKING STATEMENTS
Certain information provided in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation which may include, but is not limited to, statements with respect to the future financial or operating performance of the Corporation, its subsidiaries and its projects, the future price of copper, cobalt, zinc and manganese by-product metals, currency fluctuations, energy price fluctuations, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, other political risks, environmental risks, reclamation expenses, title disputes or claims and limitations of insurance coverage. These estimates and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies, many of which, with respect to future events, are subject to change. These uncertainties and contingencies could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by the Corporation, or on its behalf.
In making the forward-looking statements in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein, the Corporation has made several assumptions that it believes are appropriate, including, but not limited to the assumption that:
•	market fundamentals will result in reasonable demand and prices for copper, cobalt, zinc and manganese by-product metals;

•	mine plan scenarios will be viable and that development, construction and other work at the Boleo Project (as hereinafter defined) will proceed as expected;

•	the Corporation will not be subject to any environmental disasters, significant litigation, significant regulatory changes or significant labour disruptions;

•	the advice the Corporation has received from its consultants and advisors relating to matters such as mineral reserves and mineral resources and environmental requirements is reliable and correct and, in particular, that the models, dilution strategies and mining recovery estimates used to calculate mineral reserves and mineral resources are appropriate and accurate;

•	planned mining techniques and processing of run-of-mine ore in the proposed hydrometallurgical plant will prove successful; and

•	financing will be available on reasonable terms.
We cannot assure you that any of these assumptions will prove to be correct.
Often, but not always, forward-looking statements can be identified by the use of words such as “expect”, “anticipate”, “assume”, “estimate”, “may”, “could”, “would”, “might”, “will”, “should”, “intend”, “believe”, “target”, “budget”, “plan”, “strategy”, “goals”, “objectives”, “projection” or similar expressions, including negative variations, or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved. Information concerning mineral reserve and mineral resource estimates also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present and/or economically recoverable if and when a project is actually developed or as development continues. In light of the risks and uncertainties inherent in all forward-looking statements, the inclusion or incorporation by reference of forward-looking statements in this Prospectus Supplement or the Prospectus should not be considered as a representation by the Corporation or any other person that the Corporation’s objectives or plans will be achieved. Numerous factors could cause the Corporation’s actual results to differ materially from those expressed or implied in the forward-looking statements, including the following, which are discussed in greater detail under the heading “Risk Factors” beginning on page S-7 of this Prospectus Supplement and page 4 of the accompanying Prospectus and the documents incorporated by reference herein and therein:
•	risks that the Corporation’s properties prove to be uneconomic for commercial operations;

•	fluctuations in copper, cobalt, zinc and manganese and other metal prices;

•	fluctuations in foreign currency exchange rates, particularly the Canadian dollar/U.S. dollar/Mexican peso exchange rates;

•	the increased demand for, and cost of, exploration, development and construction services and equipment;

•	the Corporation’s history of losses and the possibility of future losses;

•	risks related to future exploration, development mining and mineral processing, including the risk of damage, personal injury and delays which may be uninsurable;

•	the ability of the Corporation to achieve and/or meet production volume or operating cost estimates;

•	the ability of the Corporation to achieve and/or maintain projected production levels at the Boleo Project;

•	uncertainty related to title of the Corporation’s mineral properties;

•	the accuracy of mineral reserve and mineral resource estimates;

•	risks associated with the location of the Boleo Project in El Vizcaino Natural Protected Area;

•	the availability of infrastructure necessary to develop the Boleo Project;

•	the cost of reagents and, in particular, sulphur;

•	the ability of the Corporation to retain and recruit qualified personnel or raise capital;

•	the ability of the Corporation to satisfy the drawdown conditions of the Debt Facilities (as hereinafter defined) or to obtain other external financing to develop the Boleo Project;

•	risks associated with mining activities situated entirely in a single country and dependence on a single property;

•	risks associated with potential changes in governmental legislation or regulatory requests;

•	risks associated with development activities abroad;

•	the risk that permits and regulatory approvals necessary to develop and operate a mine on the Corporation’s property will not be available on a timely basis, on reasonable terms or at all;

•	environmental risks;

•	the loss of key personnel;

•	risks associated with the Corporation’s joint venture partners;

•	the risks related to our implementation of a hedging program as required under the Debt Facilities;

•	the ability of the Corporation to comply with the terms of the Debt Facilities; and

•	the ability of the Corporation to maintain adequate internal control over financial reporting.
These factors should be considered carefully, and readers should not place undue reliance on the Corporation’s forward-looking statements. The Corporation believes that the expectations reflected in the forward-looking statements contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Corporation undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances or changes in management’s beliefs, expectations or opinions after the date of this Prospectus Supplement or to reflect the occurrence of unanticipated events, except as expressly required by law.
CAUTIONARY NOTE TO U.S. INVESTORS REGARDING
MINERAL REPORTING STANDARDS
As permitted under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, the disclosure in this Prospectus Supplement, the Prospectus and documents incorporated by reference herein and therein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Disclosure relating to resource estimates, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian securities regulatory authorities that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. For example, the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” are used in this Prospectus Supplement, the Prospectus and documents incorporated by reference herein and therein to comply with the reporting standards in Canada. While those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources, inferred mineral resources or probable mineral reserves are economically or legally mineable or will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies. Investors are cautioned not to assume that any part of the reported measured mineral resources, indicated mineral resources, or inferred mineral resources in this Prospectus Supplement, the Prospectus or any document incorporated by reference herein or therein is economically or legally mineable and will ever be classified as a reserve. In addition, the definitions of “proven” and “probable” mineral reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Disclosure of “contained pounds” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this Prospectus Supplement, the Prospectus and documents incorporated by reference herein and therein containing descriptions of the Corporation’s mineral properties may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.
FINANCIAL INFORMATION AND CURRENCY
The financial statements of Baja incorporated by reference in this Prospectus Supplement and in the Prospectus are reported in thousands of Canadian dollars, unless otherwise indicated, and have been prepared in accordance with Canadian generally accepted accounting principles. The Corporation’s audited financial statements that are incorporated by reference into this Prospectus Supplement and the Prospectus have been reconciled to generally accepted accounting principles in the United States, as described in note 17 therein.
All currency amounts included in this Prospectus Supplement, the Prospectus or documents incorporated by reference herein or therein are expressed in Canadian dollars, unless otherwise indicated. References to “US$” are to United States dollars. On November 1, 2010, the exchange rate for Canadian dollars in terms of the United States dollar, based on the noon rate published by the Bank of Canada, was US$1.00 = $1.0136. The Canadian dollar/U.S. dollar exchange rate has varied significantly over the last several years and investors are cautioned that the current exchange rate is not indicative of future exchange rates.
THE CORPORATION
Baja is governed by the laws of the Province of British Columbia, Canada, pursuant to the provisions of the Business Corporations Act (British Columbia). Baja’s head office is located at Suite 500, 200 Burrard Street, Vancouver, B.C., Canada, V6C 3L6.
Baja is a reporting issuer pursuant to the laws of British Columbia, Alberta and Ontario and, as such, is required to make filings on a continuous basis thereunder. Such material is available for inspection under Baja’s profile on the SEDAR website at www.sedar.com.
The Corporation’s fiscal year end is December 31. The Common Shares trade in Canada on the TSX and in the United States are quoted for trading on OTCQX under the symbol “BAJ” and “BAJFF”, respectively.
Baja is authorized to issue an unlimited number of Common Shares without par value. At the date of this Prospectus Supplement, there are 165,856,837 Common Shares issued and outstanding.
Baja is engaged in the acquisition, exploration and development of mineral resource properties. Through a subsidiary, Minera y Metalurgica del Boleo S.A. de C.V. (“MMB”), Baja owns a 70% interest in the Boleo copper-cobalt-zinc-manganese project (the “Boleo Project”) covering an area located near Santa Rosalia, Baja California Sur, Mexico (the “Boleo Property”). A consortium of Korean corporations (the “Korean Consortium”) holds the remaining 30% interest in the Boleo Project. Baja is the project operator. Construction of the Boleo Project is scheduled to begin in November 2010 with commissioning targeted to occur in late 2012 and production targeted for early 2013.
Boleo Project Financing Arrangements
On September 29, 2010, Baja announced that it had finalized and signed project financing facilities for a total of US$858 million, which facilities are comprised of project debt facilities in an aggregate amount of US$823 million (the “Debt Facilities”) and a cost overrun support facility of up to US$35 million to cover Baja’s proportionate share of cost overruns (the “Equity Cost Overrun Facility”). The Debt Facilities are provided by the Export Development Canada (“EDC”), Korea Development Bank (“KDB”), Export-Import Bank of the United

States (“US Exim”), and a group of commercial banks comprised of Barclays Capital (the investment banking division of Barclays Bank PLC), Standard Bank plc, Standard Chartered Bank, UniCredit Bank AG and WestLB AG (together, the “Commercial Lenders”). The Debt Facilities comprise the entire amount of debt financing required to develop the Boleo Project. The amounts to be provided by each lender are detailed in the table below.
Boleo Project Debt Facilities

Project Financing	(US$ millions)
US Exim	419

EDC	150

KDB	90

Commercial Lenders	100

SUBTOTAL	759

Subordinated Debt

KDB	64

TOTAL	US$823

Drawdown of the Debt Facilities will be subject to a number of standard conditions precedent, including implementation of a hedging program and expenditure by Baja and the Korean Consortium of their required equity contributions. The proceeds from the sale of the Offered Shares will constitute Baja’s remaining equity contribution. MMB has finalized the terms of off-take arrangements with Louis Dreyfus Commodities Metals Suisse SA (“Louis Dreyfus Commodities”) to satisfy the requirement under the Debt Facilities to enter into off-take agreements for at least 70% of copper and cobalt production for the first 10 years of production. Louis Dreyfus Commodities has also agreed to participate in the offering and has provided the Equity Cost Overrun Facility.
MMB is being advised by Endeavour Financial International Corporation in connection with the Boleo Project financing.
August 2010 Equity Offering
On August 13, 2010, the Corporation announced that it had closed an offering of 21,875,000 Common Shares, at a price of $0.80 per Common Share, to raise gross proceeds of $17,500,000. The Common Shares were offered in the provinces of British Columbia, Alberta and Ontario by way of a supplement dated August 4, 2010 to the Prospectus. From the proceeds from the August 2010 equity offering, Baja has provided cash calls to MMB in the aggregate amount of US$10,150,000. These amounts were applied to ongoing work on the Boleo Project.
Internal Restructuring
In 2010, Baja and its subsidiaries underwent an internal restructuring in order to align its legal, finance and tax structure with its business objectives (the “Restructuring”). Pursuant to the Restructuring, two Luxembourg private limited liability companies, Baja International S.à r.l. and Boleo International S.à r.l., were incorporated and now hold Baja’s ownership interest in MMB. Also as a result of the Restructuring, Invebaja S.A. de C.V., a wholly owned Mexican subsidiary of the Corporation was merged into MMB, and Mintec Processing Ltd., a wholly owned subsidiary of the Corporation incorporated in British Columbia, was amalgamated with the Corporation. The diagram below illustrates the inter-corporate relationship between the Corporation, its subsidiaries and its project following the Restructuring:

In connection with the Restructuring, the Corporation intends to document the verbally agreed upon revisions to the terms of all of MMB’s shareholder loans with effect as of September 7, 2010. Such loans, which are unsecured and rank subordinate to the Debt Facilities, shall, under the revised terms, be repayable after ten years, but only out of distributions payable to the shareholders of MMB, and accrue ordinary interest at ten percent per annum. Under Canadian generally accepted accounting principles, certain of the amounts payable to the Korean Consortium are presented in the Corporation’s most recent balance sheet at a discounted value. Management expects that the application of the revised terms, going forward, would increase the carrying value of the loans as presented in the Corporation’s balance sheet.
RISK FACTORS
An investment in the Offered Shares is speculative and involves a high degree of risk due to the nature of the Corporation’s business and the present stage of exploration and development of its mineral properties. Any prospective investor should carefully consider the risk factors in this Prospectus Supplement and the Prospectus and all of the other information contained in this Prospectus Supplement and the Prospectus including the documents incorporated by reference herein and therein before acquiring any of the Offered Shares. The risks described are not the only risks facing the Corporation. Additional risks and uncertainties not currently known to the Corporation, or that the Corporation currently deems immaterial, may also materially and adversely affect its business.

The Corporation’s failure to successfully address the risks and uncertainties described below, and any additional risks, could have a material adverse effect on its business, financial condition and/or results of operations, and the trading price of the Common Shares may decline and investors may lose all or part of their investment. Baja cannot assure you that it will successfully address these risks.
Risks Related to the Business of the Corporation
Our properties may prove to be uneconomic for commercial operations and we may never recover the investments made in our properties.
Whether the Boleo Project will be commercially viable depends on a number of factors, some of which are: the particular attributes of the mineral deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; reagent costs and government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The Corporation re-calculated the estimated capital costs for the Boleo Project in late 2007 and early 2008, and published a revised estimate in April 2008 of US$872 million (neither estimate included cost of capital, cost overrun facilities, or pre-production interest) and the Boleo Project remained economic. The increase was primarily due to escalated metal prices and additional expected costs due to equipment and personnel shortages. The Corporation prepared a revised scope of work for the Boleo Project on an engineering, procurement and construction management (“EPCM”) basis and in April 2009 commenced work with an EPCM contractor to perform the EPCM for the Boleo Project. A formal EPCM contract is expected to be executed by the end of November 2010. The work will be completed in two phases. Phase I consisted of the development of an open book capital cost estimate for the Boleo Project, which was completed in November 2009, reviewed by Baja and released in January 2010. The updated remaining capital costs of the Boleo Project are estimated to be US$889 million (including US$92.3 million of contingency) and assuming an US$80 million equipment lease. Phase II of the EPCM contract will include the execution of engineering, procurement and construction management necessary to bring the Boleo Project into production. There is no guarantee that the capital costs will not need to be further revised which could impact the commercial viability of the Boleo Project.
We currently depend on a single property, the Boleo Property, and there is no assurance we will successfully bring it into production.
Our only mineral property is the Boleo Property. Unless we acquire additional properties or projects or discover additional deposits at the Boleo Property, the Corporation, if successful in developing the Boleo Project, will be solely dependent upon a single mine operation at the Boleo Property for its revenue and profits, if any. We cannot assure you that we will establish any further reserves at the Boleo Property or that we will successfully develop any mining operations at the Boleo Property. Although we expect that the net proceeds of this offering, together with the required equity contributions from the Korean Consortium, the Debt Facilities and, if necessary, the Equity Cost Overrun Facility, will provide sufficient funds to complete construction and commissioning of the Boleo Project, we do not currently have access to such funds and there can be no assurance that we will obtain sufficient funds to complete construction and commissioning of the Boleo Project.
We have no history of production and no revenues from operations; we may never generate any revenues from operations.
The Corporation currently has no commercial production at the Boleo Property and has never recorded any revenues from mining operations. We expect to continue to incur losses, and will continue to do so until such time, if ever, as our properties commence commercial production and generate sufficient revenues to fund our continuing operations. The development of mining operations at the Boleo Property will require the commitment of substantial resources for operating expenses and capital expenditures, which may increase in subsequent years as we add, as needed, consultants, personnel and equipment associated with advancing exploration, development and commercial production of our properties. It is also common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. The amounts and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultants’

analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, our acquisition of additional properties, and other factors, many of which are beyond our control. There can be no assurance that commercial production will ever be achieved and we may never generate any revenues or achieve profitability.
We may not satisfy the conditions precedent required to draw down on the Debt Facilities.
Although the Corporation has closed the Debt Facilities, the Debt Facilities are subject to a number of conditions precedent and despite the efforts of management and the Corporation’s partners, there can be no assurance that we will satisfy such conditions necessary to draw down the Debt Facilities in the immediate future or otherwise. The recoverability of the Corporation’s investment in its mineral property remains dependent upon the Corporation’s ability to successfully construct and develop the Boleo Project which is, in turn, dependent on the Corporation’s ability to draw down on the Debt Facilities. Until the necessary financing becomes available, development or production, if warranted, on the Boleo Project may be further delayed or indefinitely postponed.
Certain restrictive covenants significantly limit Baja’s operating and financial flexibility.
The financing agreements related to the Debt Facilities contain restrictive, financial and other covenants which affect, and in some cases, significantly limit or prohibit, the manner in which Baja may structure or operate its business, including by limiting Baja’s ability to incur indebtedness, create liens, sell assets, pay dividends, make capital expenditures, and engage in acquisitions, mergers or restructurings or a change in control. In addition, subject to Louis Dreyfus Commodities (a) participating in an offering of Common Shares for an aggregate purchase price of up to US$40 million, and (b) providing the Equity Cost Overrun Facility, Louis Dreyfus Commodities has a contractual right to nominate one member to the board of directors of Baja.
Future financing and other major agreements may also include covenants which limit Baja’s operating and financial flexibility, which could materially and adversely affect Baja’s ability to operate its business and its profitability.
An event of default under Baja debt financing arrangements could significantly reduce Baja’s liquidity and adversely affect its business.
A failure by Baja to comply with its contractual obligations or to pay its indebtedness under the financing agreements related to the Debt Facilities could result in a variety of adverse consequences, including a default under the Debt Facilities. If there is an Event of Default under the Debt Facilities, the principal, together with accrued interest and all other amounts accrued or outstanding under the Debt Facilities may be declared immediately due and payable. If such an event occurs, Baja could lose its properties, including the Boleo Project, and shareholders could lose their entire investment.
We may need to raise additional capital.
We cannot be certain that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable or acceptable to us, which could affect ultimate development of the Boleo Project.
Increased costs could affect our financial condition.
We anticipate that costs at our projects that we may explore or develop will frequently be subject to variation from one year to the next due to a number of factors, such as changing ore grade, metallurgy, anticipated recovery rates, climate conditions and revisions to mine plans, if any, in response to the physical shape and location of the ore body. None of our mineral operations have an operating history upon which we can base estimates of future operating costs. In addition, costs are affected by the price of commodities such as petroleum based products (e.g. fuel, lubricants and rubber), sulphur and soda ash. Such commodities are at times subject to volatile price movements, including increases that could make production less profitable. A material increase in costs could have a significant effect on our profitability.
A shortage of equipment and supplies could adversely affect our ability to operate our business.
We are dependent on various supplies and equipment to carry out our mine and development operations. The shortage of such supplies, equipment and parts could have a material adverse effect on our ability to carry out our operations and therefore limit or increase the cost of production.
The price of our securities, our ability to raise additional financing and the results of our development activities may be adversely affected by fluctuations in copper and other metal prices.
The value and price of our Common Shares (including the Offered Shares), our financial results, and the results of our development activities may be significantly adversely affected by declines in the price of copper and other metals. Copper and cobalt prices fluctuate widely and are affected by numerous factors beyond our control such as interest rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, general economic conditions, and the political and economic conditions of copper and cobalt-producing countries throughout the world. The price for copper and cobalt fluctuates in response to many factors which are difficult to predict. These fluctuations, if adverse either individually or cumulatively, could render the Boleo Project uneconomic, or if the Boleo Project is brought into commercial production, could cause reductions in revenues, net income and possible losses.
The prices used in determining the Corporation’s resource estimates differ from daily prices quoted in the news media. Changes in the price of a metal could adversely impact our resource estimates and cash flows. Because mining occurs over a number of years, it may be prudent to continue mining for some periods during which cash flows are temporarily negative for a variety of reasons including a belief that the low price is temporary and/or that there may be greater expenses incurred in closing a property permanently.
Calculations of reserves and life-of-mine plans using lower copper and other metal prices than are currently being utilized in our updated technical report(s) and subsequent capital updates could result in material write-downs of our investment in mining properties and increased amortization, reclamation and closure charges.
In addition to adversely affecting our reserve estimates and our financial condition, declining metal prices can impact operations by requiring a reassessment of the commercial feasibility of a particular project. Such a reassessment may be the result of a management decision related to a particular project. The need to conduct such a reassessment may cause substantial delays in development or may interrupt operations, if any, until the reassessment can be completed.
Our property and exploration activities are subject to geologic uncertainty and inherent variability.
There is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There may also be unknown geologic details that have not been identified or correctly appreciated at the current level of delineation. This results in uncertainties that cannot be reasonably eliminated from the estimation process. The Corporation has no way of knowing what the impact of the resulting variances may be and such variances may have a negative effect on mining and processing operations.
The Boleo Project may yield less mineral production under actual conditions than is currently estimated.
While successful at a pilot plant testing stage, the metallurgical process proposed for the Boleo Project has not operated at a commercial scale. As a result, actual metallurgical recoveries may be materially different that from those obtained in the test stage. Recoveries lower than expected could influence the viability of the Boleo Project.

Our quantifications of mineral resources are based on estimates and are subject to great uncertainty.
The calculations of amounts of mineralized material are estimates only and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be inaccurate. Actual recoveries of copper or other mineral from mineralized material may be lower than those indicated by test work. Any material change in the quantity of mineralization, grade, dilution or stripping ratio, or the copper price may affect the economic viability of our properties. In addition, there can be no assurance that copper recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Notwithstanding the conduct of pilot plant tests for metallurgy and an underground test mine as part of such study, there remains the possibility that the ore may not react in commercial production in the same manner as in the test mine or test pilot plants. Mining and metallurgy are an inexact science and accordingly there always remains an element of risk that the mine may not prove to be commercially viable.
Until an un-mined deposit is actually mined and processed, the quantity of mineral resources and reserves and grades must be considered as estimates only. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices, cut-off grades and operating costs. Any material change in quantity of mineral reserves, mineral resources, grade, percent extraction of those reserves recoverable by underground mining techniques or stripping ratio for those reserves recoverable by open pit mining techniques may affect the economic viability of the Boleo Project.
We are subject to numerous government regulations which could cause delays in our exploration and development projects, if any, and increase costs related to our business.
Baja’s mining, processing, development and mineral exploration activities, if any, are subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.
Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Baja and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.
In addition, failure to comply with the conditions set out in any permit or failure to comply with applicable statutes and regulations may result in orders to cease or curtail further exploration or development or reduce or eliminate the potential profitability of the Boleo Project.
Our exploration activities are exploratory in nature and may not be commercially successful.
We currently have no properties that produce copper, cobalt, zinc, manganese or any other metals. Mineral exploration is highly speculative in nature, involves many risks and is frequently non-productive. Unusual or unexpected geologic formations, and the inability to obtain suitable or adequate machinery, equipment or labour, are risks involved in the conduct of exploration programs. The success of copper, cobalt, zinc and manganese exploration is determined in part by the following factors:
•	the identification of potential mineralization based on superficial analysis;

•	availability of government-granted exploration permits;

•	the quality of our management and our geological and technical expertise; and

•	the capital available for exploration.

We may not be able to obtain permits in order to develop the Boleo Project.
All phases of our operations are subject to permitting and environmental regulation in the various jurisdictions (federal, state and local) in which we operate. Permitting and environmental legislation is evolving in a manner that we anticipate will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. We received approval for our environmental impact manifest (“EIM”) and a land use permit from the Mexican Federal environmental agency SEMARNAT (Secretaria de Medio Ambiente y Recursos Naturales). There remain numerous conditions under the EIM that must be met by the Corporation. Furthermore, although the Corporation has obtained all of the main permits necessary to develop the Boleo Property, these permits may be subject to future amendments to legal requirements and regulations which may require additional work in order to meet any revised requirements and to maintain these permits. No assurance can be given that such changes to the environmental laws or regulations will not be enacted. In addition, certain procedural permits with respect to power generation for self-supply, water discharge, and the development and operation of a tailings dam have not yet been obtained. There can be no assurance that we will obtain these permits on terms that are favorable to our operations or at all.
The Boleo Property is located in El Vizcaino Natural Protected Area boundary which affects permitting.
The Boleo Property is located within the boundaries of the Natural Protected Area known as “El Vizcaino”. Natural Protected Areas are geographical zones that due to their environmental characteristics are designated by law to conservation purposes. El Vizcaino Natural Protected Area was established on December 5, 1988 and its management plan was published on September 1, 2000. The management plan recognizes the existence of the Corporation’s Boleo Project at Santa Rosalia, among other projects, but it is possible that future restrictions or requirements could be imposed on the operation of the Boleo Property as a result of its location in an environmentally protected area.
The zone plan established for the Natural Protected Area allows the execution of new mining operations, if certain environmental requirements are met. We have entered into an agreement with the Commission for Natural Protected Areas that grants the Corporation the authority to develop and operate a mine in El Vizcaino Biosphere, subject to the Corporation making certain agreed payments, of which the final US$333,300 installment is due in February 2011.
The Boleo Property is located in Mexico and subject to several country risks that may affect our ability to complete development work on the Boleo Project.
All of our mineral activities are now conducted in Mexico. Our activities will be exposed to various levels of political, economic and other risks and uncertainties. These risks include, but are not limited to, hostage taking, fluctuations in currency exchange rates, high rates of inflation, high import duties and taxes on the importation of equipment, expropriation and nationalization, possible future restrictions on foreign exchange and repatriation of capital and profits, changes in taxation, labour and mining regulations and policies, the unenforceability of contractual rights and judgments, changing political conditions, currency controls and government regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ local citizens.
Changes, if any, in mining or investment policies or shifts in political attitude in Mexico may adversely affect the Corporation’s operations or profitability. Current activities and future operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.
Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications, and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The current Presidential regime in Mexico has been supportive of foreign investment, but there can be no assurance that this support will continue.
The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on our operations or future profitability.
Exploration, development and mining involve a high degree of risk.
Our operations will be subject to all the hazards and risks normally encountered in the exploration, development and production of copper and other base metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, unstable ground conditions, rock bursts, pit-wall failures, cave-ins, flooding, metallurgical and other processing problems, metal losses, power outages, labour disruptions and other conditions involved in the mining and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage, increased production costs, asset write-downs, monetary losses and legal liability. Milling operations, if any, are subject to various hazards, including, without limitation, equipment failure and failure of retaining dams around tailings disposal areas, which may result in environmental pollution and legal liability.
The parameters used in estimating mining and processing efficiency are based on testing and experience with previous operations. Various unforeseen conditions can occur that may materially affect the estimates. In particular, past operations indicate that care must be taken to ensure that proper ore grade control is employed and that proper steps are taken to ensure that the proposed leaching operations are executed as planned. If these issues are not addressed, unforeseen difficulties may occur in planned operations.
Lack of infrastructure at the Boleo Property will add to capital and operating costs.
There is not an adequate supply of fresh water or electric power at the Boleo Property. The process plant is expected to primarily use sea water, which will add to corrosion expenses. To the extent potable water is required it will be produced in a desalination plant, which is currently installed but not yet fully functional. Power for the Boleo Project will be provided by a heavy fuel oil power plant and from a cogeneration facility attached to an acid plant that burns sulphur to provide necessary sulphuric acid for the process plant. The cost of sulphur is the single largest reagent cost of the Corporation. Any increase in the cost of sulphur will result in a significant increase in operating costs. Any volatility in sulphur prices occurring in the future could have a dramatic impact on the viability of the Boleo Project.
Baja’s title to its properties may be subject to other claims.
There is no guarantee that title to Baja’s properties will not be challenged or impugned. Baja’s mineral property interests may be subject to prior unrecorded agreements or transfers or the claims of local people and title may be affected by undetected defects. Title insurance is generally not available for mineral properties and our ability to ensure that we have obtained a secure claim to mining properties or concessions may be constrained. There may be valid challenges to the title of Baja’s properties which, if successful, could impair development and/or operations, and we may not be compensated for our prior expenditures relating to such properties.
Baja does not insure against all risks.
While Baja maintains insurance it believes is appropriate to its activities and current stage of development, Baja’s insurance does not cover all the potential risks associated with its operations. There is no assurance that Baja will be able to maintain insurance to cover currently insured risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and disposal of waste products occurring from production is not generally available to Baja or to other companies in the mining industry on acceptable terms. Baja might also become subject to liability for pollution or other hazards which may not be insured against or which Baja may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Baja to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

Baja is subject to foreign currency risk.
The Corporation operates internationally with offices and operations in Canada, the United States, Mexico and Luxembourg, which gives rise to the risk that its financial instruments may be adversely impacted by exchange rate fluctuations. We raise required capital in Canadian dollars, but make expenditures in Canadian and United States dollars as well as Mexican pesos (plus minor expenditures in British pounds, Euros and Australian dollars). The exchange rate between these currencies has fluctuated significantly in recent years and in most years has resulted in foreign exchange losses. We do not currently enter into foreign currency contracts to hedge against currency risk. Should the Boleo Property be placed into production, it is anticipated that revenue from sales will principally be in United States dollars while operating expenses will primarily be in Mexican pesos. Baja reports its results in Canadian dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the Mexican peso or U.S. dollar could have an adverse impact on any future operating results and financial performance.
The mining industry is competitive, which may limit our ability to retain qualified personnel, acquire attractive properties or raise capital.
The mining industry is competitive in all of its phases, including recruiting qualified personnel, acquisition of properties that may be complementary, capital raising and securing equipment or services required for exploration programs and analysis. We face strong competition from other mining companies in these areas. Many of these companies have greater financial resources, operational experience and technical capabilities than Baja. As a result of this competition, we may be unable to maintain or acquire attractive mining properties, retain consultants and personnel or raise financing on terms we consider acceptable or at all. Intense competition may delay our exploration activities or increase our costs substantially, which could affect our financial condition and results of operations.
Our success is dependent on our key personnel.
We are dependent upon our key executives who are responsible for developing and operating our property, exploration, mine and plant design, human resources and financing strategies. The loss of the services of one or more of such key management personnel could have a material adverse effect on our business. Our ability to manage our exploration and development activities, and hence our success, will depend in large part on the efforts of these individuals. We face intense competition for qualified personnel, and there can be no assurance that we will be able to attract and retain such personnel.
Certain of our officers and directors also serve as officers and/or directors of other mineral resource companies, which may give rise to conflicts.
Certain of our directors and officers are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. For example, John Greenslade is also President of Catalyst Copper Corp., a mineral exploration company. Such associations may give rise to conflicts of interest from time to time. In particular, Catalyst Copper Corp. is also involved in the mining industry in Mexico which leads to the possibility that such company could compete with the Corporation for the acquisition of mineral projects.
We face substantial decommissioning and reclamation costs which may be difficult to predict accurately.
Baja is required to establish a decommissioning and reclamation plan in respect of the Boleo Project. Provision must be made for the cost of decommissioning and reclamation. We currently estimate that the costs of reclamation and closure of the Boleo Project over its life will be $35 million. However, this is merely an estimate and is subject to change. Baja cannot predict what level of decommissioning and reclamation may be required in the future by regulators. If Baja is required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher than current estimates, this could have an adverse impact on our future cash flows, earnings, results of operations and financial condition.

As a holding company, our ability to make payments depends on the cash flows of our subsidiaries.
Baja is a holding company that conducts substantially all of its operations through subsidiaries. Baja has no direct operations and no significant assets other than the shares of its subsidiaries. Therefore, Baja is dependent on the cash flows of its subsidiaries to meet its obligations, including payment of principal and interest on any debt Baja incurs. The ability of Baja’s subsidiaries to provide it with payments may be constrained by the following factors: (i) the cash flows generated by operations, investment activities and financing activities; (ii) the level of taxation, particularly corporate profits and withholding taxes, in the jurisdiction in which they operate; and (iii) the introduction of exchange controls and repatriation restrictions or the availability of hard currency to be repatriated. In particular, the financing agreements entered into in connection with the Debt Facilities prohibit MMB from paying dividends or making distributions to shareholders until construction of the Boleo Project is complete.
If Baja is unable to receive sufficient cash from its subsidiaries, it may be required to refinance its indebtedness, raise funds in a public or private equity or debt offering or sell some or all of its assets. Baja can provide no assurances that an offering of its debt or equity or a refinancing of its debt can or will be completed on satisfactory terms or that it would be sufficient to enable it to make payment with respect to its debt. The foregoing events could have an adverse impact on Baja’s future cash flows, earnings, results of operations and financial condition.
Baja may experience difficulties with its joint venture partners.
Baja currently operates the Boleo Project through a joint venture with the Korean Consortium. Baja may in the future enter into additional joint ventures. Baja is subject to the risks normally associated with the conduct of joint ventures. These risks include disagreement with a joint venture partner on how to develop, operate and finance a project and possible litigation between Baja and a joint venture partner regarding joint venture matters. These matters may have an adverse effect on our ability to pursue the Boleo Project which could affect our future cash flows, earnings, results of operations and financial condition.
Our growth will require new personnel, who may not be readily available.
Once we resume construction activities, we would expect significant growth in the number of employees as we move through this phase of construction and into production. This growth is expected to place substantial demands on our management and operations. Our ability to assimilate new personnel, if warranted, will be critical to our performance as we will be required to recruit additional personnel and to train, motivate and manage our employees. We will also have to adopt and implement new systems in all aspects of our operations. We may not be able to recruit the personnel required to execute our programs or to manage these changes successfully.
You may be unable to enforce U.S. judgments against us or our officers and directors.
Baja is incorporated under the laws of the Province of British Columbia, Canada. The majority of the Corporation’s assets are located outside of the United States. The majority of the Corporation’s officers and directors are resident in Canada; the two exceptions are residents in Costa Rica and the Bahamas, respectively. Consequently, it may be difficult for United States investors to affect service of process within the United States upon Baja or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments against Baja, its officers or directors. See “Enforceability of Civil Liabilities” on page 31 of the Prospectus.
As a foreign private issuer, our shareholders may have less complete and timely data.
The Corporation is a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Equity securities of the Corporation are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the U.S. Exchange Act pursuant to Rule 3a12-3 of the U.S. Exchange Act. Therefore, the Corporation is not required to file a Schedule 14A proxy statement in relation to the annual meeting of shareholders. The submission of proxy and annual meeting of shareholder information on Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions. The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of common shares by insiders and restrictions on insider trading in our securities may result in shareholders having less data and there being fewer restrictions on insiders’ activities in our securities.
Evaluation of internal control over financial reporting.
Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”), the Corporation’s internal control over financial reporting has been reviewed and a report on same has been provided to management for the 2009 fiscal year. Such report contains, among other matters, an assessment of the effectiveness of our internal control over financial reporting, including a statement as to whether or not our internal control over financial reporting is effective. We are also required to obtain an auditor’s attestation on the effectiveness of our internal control over financial reporting under Section 404 of SOX. Baja’s annual information form (the “AIF”) contains a statement that our auditors have issued an attestation report on the effectiveness of such internal controls.
In future years, however, during the auditor’s evaluation and testing process, they may identify one or more material weaknesses in our internal control over financial reporting, with the result that they would be unable to attest that such internal control is effective. If our auditors are unable to attest that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on our stock price.
Failure to comply with Section 404 of SOX may make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage and/or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors, or as executive officers.
Risks Related to the Offering
We anticipate that we will raise additional capital through equity financing, which may cause substantial dilution to our existing shareholders.
While it is anticipated that a significant portion of the required capital to build the Boleo Project will be in the form of debt financing, the lenders require equity financing to be raised. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and the Corporation may experience dilution in its earnings per share
Dividend policy.
We have never declared or paid dividends on the Common Shares. We currently expect to retain earnings, if any, to finance growth and development of our business and do not expect to pay cash dividends on the Common Shares in the near future; however, the decision to declare dividends on the Common Shares is completely within the discretion of our board of directors and will depend upon the board’s assessment of our earnings, capital requirements, operating and financial conditions and other relevant factors, including the commencement of profitable operations at the Boleo Project.
Baja is likely a “passive foreign investment company” which will likely have adverse U.S. federal income tax consequences for U.S. shareholders.
U.S. investors in the Common Shares should be aware that Baja believes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended December 31, 2009, and based on current business plans and financial expectations, Baja expects that it will be a PFIC for the current tax year and may be a PFIC in future tax years. If Baja is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the Common Shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of Baja’s net capital gain and ordinary earnings for any year in which Baja is a PFIC, whether or not Baja distributes any amounts to its shareholders. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.” Each U.S. shareholder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.
Broker-dealers may be discouraged from effecting transactions in our shares because they are considered a penny stock and are subject to the penny stock rules.
Our stock is a penny stock. The SEC has adopted Rule 15g-9 which generally defines “penny stock” to be any equity security that has a market price (as defined) less than US$5.00 per share or an exercise price of less than US$5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors”. The term “accredited investor” refers generally to institutions with assets in excess of US$5,000,000 or individuals with a net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC, which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our Common Shares.
USE OF PROCEEDS
The net proceeds to the Corporation from the offering, after payment of the Underwriters’ commission but before deducting the expenses of the offering (estimated to be $1.1 million), will be $152,443,500 (or $175,250,625 assuming exercise of the over-allotment option in full).
The net proceeds are intended to be used to fund the equity component for the construction of the Boleo Project and for working capital and general corporate expenses. The principal business objectives that the Corporation expects to accomplish using the net proceeds of this offering are to construct and bring into production the Boleo Project. The Korean Consortium will continue to fund 30% of the Boleo Project costs.
The Corporation expects to use the net proceeds from the offering to fund its remaining capital requirements of approximately $132 million for the Boleo Project, to begin a manganese feasibility study at an expected cost of approximately $2 million and to use the balance of the net proceeds for general working capital.
Although the Corporation intends to use the net proceeds from this offering for the purposes set forth above, we reserve the right to use such net proceeds for other purposes to the extent that circumstances, including unforeseen events, the outcome of further studies and results obtained from the Corporation’s mineral exploration and other sound business reasons, make such use necessary or prudent.
PLAN OF DISTRIBUTION
Pursuant to the Underwriting Agreement, Baja has agreed to sell and the Underwriters have severally (and not jointly or jointly and severally) agreed to purchase on November 23, 2010, or such date as may be agreed upon, subject to the terms and conditions stated in the Underwriting Agreement, all but not less than all of 145,500,000 Offered Shares at a price of $1.10 per Offered Share, payable in cash to the Corporation against delivery of such Offered Shares. The obligations of the Underwriters under the Underwriting Agreement may be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any Offered Shares are purchased under the Underwriting Agreement. However, the Underwriters are not required to take up and pay for the Additional Shares covered by the over-allotment option described below. The offering price and other terms of the offering were determined by negotiation between the Corporation and the Underwriters.
The offering is being made concurrently in the United States and Canada in the provinces of British Columbia, Alberta and Ontario pursuant to the multi-jurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada. Offers may also be made on a private placement basis where permitted by applicable law. The Offered Shares will be offered in the United States and Canada through the Underwriters either directly or through their respective United States or Canadian broker-dealer affiliates or agents, as applicable. The Offered Shares may be offered in the United States only to those institutional investors that are “accredited investors” that satisfy the requirements of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), except in the state of New York, in which state the Offered Shares may also be offered to all individuals resident in such state. No securities will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where an exemption from such registered dealer requirements is available. Subject to applicable law, the Underwriters may offer the Offered Shares outside of the United States and Canada.
The Underwriters are offering the Offered Shares, subject to prior sale, if, as and when issued to and accepted by them, subject to approval of certain legal matters, including the conditions contained in the Underwriting Agreement, such as receipt by the Underwriters of officers’ certificates and legal opinions.
The offering price of the Offered Shares for all investors in this offering will be payable in Canadian dollars, unless the Underwriters otherwise agree. All of the proceeds of this offering will be paid to the Corporation by the Underwriters in Canadian dollars based on the Canadian dollar offering price.
Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. One or more book entry-only certificates representing the Offered Shares will be issued in registered form to CDS or a nominee thereof and deposited with CDS on the date of the closing of the offering. A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased.
It is expected that delivery of the Offered Shares offered hereby will be made against payment therefor on or about the closing date specified on the cover page of this Prospectus Supplement, which will be more than three business days following the date of this Prospectus Supplement (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the U.S. Exchange Act and the rules of the TSX, trades in the secondary market are generally required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Offered Shares prior to the closing date specified on the cover page of this Prospectus Supplement will be required, by virtue of the fact that the Offered Shares will not settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Offered Shares who wish to trade their Offered Shares prior to the closing date specified on the cover page of this Prospectus Supplement should consult their own advisors. There can be no assurance that this offering will close.

Over-Allotment Option
The Corporation has granted to the Underwriters an over-allotment option, exercisable in whole or in part, in the sole discretion of the Underwriters, for a period of 30 days from the closing of the offering, to purchase up to 21,825,000 Additional Shares at the offering price of $1.10 per share, to cover over-allotments, if any, and for market stabilization purposes. A person who acquires Common Shares issuable upon exercise of the over-allotment option acquires such shares under this Prospectus Supplement regardless of whether the over-allotment position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. This Prospectus Supplement, and the accompanying Prospectus, qualify the distribution of the over-allotment option and the distribution of the Additional Shares issuable upon exercise of the over-allotment option.
Commission
The Corporation has agreed to pay a cash commission to the Underwriters in the amount equal to (a) 4.0% ($0.044 per Offered Share sold) of the gross proceeds of the sale of 36 million Offered Shares to Louis Dreyfus Commodities, and (b) 5.0% ($0.055 per Offered Share sold) of the gross proceeds of the sale of the remaining Offered Shares, including gross proceeds realized on the sale of Additional Shares issuable upon exercise of the over-allotment option, if any, in consideration for services rendered. The aggregate commission payable to the Underwriters upon closing of the offering will be between $7,606,500 and $8,806,875 depending upon the extent to which the over-allotment option is exercised if at all.
The Corporation has also agreed to pay up to a maximum of $400,000 in respect of the reasonable and documented out-of-pocket expenses of the Underwriters and the reasonable and documented fees and disbursements of Canadian and U.S. counsel to the Underwriters incurred in connection with the offering.
In August 2010, each of Canaccord Genuity Corp., Cormark Securities Inc. and CIBC World Markets Inc. received 109,375,656,250 and 218,750 compensation warrants respectively (the “Compensation Warrants”) from the Corporation as part of its compensation for acting as an underwriter in connection with a public offering of the Common Shares in British Columbia, Alberta and Ontario. Each Compensation Warrant entitles the holder to purchase one Common Share, at a price of $0.88 per Common Share until February 13, 2012. Pursuant to Rule 5110 promulgated by the Financial Industry Regulatory Authority, the Compensation Warrants are considered to be underwriting compensation in connection with this offering and each of Canaccord Genuity Corp., Cormark Securities Inc. and CIBC World Markets Inc. has agreed that it will not sell any of the Compensation Warrants during this offering, or sell, transfer, assign, pledge or enter into any other transaction that would result in the effective economic disposition of any of the Compensation Warrants for a period of 180 days following the date of this Prospectus Supplement.
The Underwriters propose to offer the Offered Shares initially at the price specified on the cover of this Prospectus Supplement. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the price specified on the cover page, the price may be decreased and may be further changed from time to time to an amount not greater than that set out on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Corporation.
No Sales of Similar Securities
The Corporation has agreed not to, directly or indirectly, without the prior written consent of the co-lead Underwriters, such consent not to be unreasonably withheld or delayed, sell or issue or announce its intention to sell or issue, or negotiate or enter into an agreement to sell or issue, any securities of the Corporation (including securities convertible or exchangeable into securities of the Corporation) for a period of 60 days following the closing date of this offering, other than (i) pursuant to the offering contemplated herein; (ii) under existing director or employee stock option, bonus or purchase plans; (iii) under director or employee stock options or bonuses granted subsequently in accordance with regulatory approval; or (iv) as a result of the exercise of currently outstanding share purchase warrants or options or previously scheduled property payments.
It is a condition to the closing of the offering that each of the directors and senior officers of the Corporation will enter into lock-up agreements evidencing their agreement to not (without the prior written consent of the Underwriters) offer, pledge or sell more than 10% of the aggregate Common Shares, or any securities convertible into or exchangeable or exercisable for Common Shares, held by them, or to announce any such intention to make any such offer or sale, for a period of 60 days following the closing of the offering.
Price Stabilization and Short Positions
Until the distribution of the Offered Shares is completed, SEC rules may limit the Underwriters from bidding for and purchasing on Common Shares. However, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Shares, such as bids or purchases to peg, fix or maintain that price in accordance with Regulation M.
Pursuant to rules and policy statements of certain Canadian provincial and territorial securities regulatory authorities, the Underwriters may not, at any time during the period ending on the date the selling process for the Offered Shares ends and all stabilization arrangements relating to the Common Shares are terminated, bid for or purchase Common Shares for their own account or for accounts over which they exercise control or direction. The foregoing restrictions are subject to certain exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include bids or purchases permitted under the Universal Market Integrity Rules for Canadian Marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing, in connection with this offering, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels which might not prevail on the open market. Such transactions, if commenced, may be discontinued at any time.
If the Underwriters create a short position in the Common Shares in connection with this offering, i.e., if they sell more Offered Shares than are listed on the cover of this Prospectus Supplement, the Underwriters may reduce that short position by purchasing Common Shares in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of Common Shares to stabilize the price or to reduce a short position may cause the price of the Common Shares to be higher than it might otherwise be in the absence of such purchases. No representation is made as to the magnitude or effect of any such stabilization or other activities. The Underwriters are not required to engage in these activities.
Indemnity and Contribution
The Corporation has agreed to indemnify the Underwriters, and certain related parties, insofar as any losses, claims, damages, liabilities, costs and expenses arise out of, or are based on, directly or indirectly, the transactions contemplated in the Underwriting Agreement, provided however that the Corporation shall not be required to indemnify any such person for any losses, claims, damages, liabilities, costs and expenses which have resulted from the negligence, wilful misconduct, fraud or fraudulent misrepresentation of such persons.
TSX Listing
The outstanding Common Shares are listed on the TSX and quoted for trading on the OTCQX. The Corporation has applied to list the Offered Shares (including any Additional Shares) on the TSX. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX.
Other Relationships
Some of the Underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.
European Economic Area
In relation to each Member State of the European Economic Area (the “EEA”) that has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), the Offered Shares may not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Common Shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, the Offered Shares may be offered to the public in that Relevant Member State at any time: (a) to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or (c) in any other circumstances which do not require the publication by the Corporation of a prospectus pursuant to Article 3 of the Prospectus Directive. As used above, the expression “offered to the public” in relation to the Offered Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Offered Shares so as to enable an investor to decide to purchase or subscribe for the Offered Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State. The EEA selling restriction is in addition to any other selling restrictions set out below.
United Kingdom
Each Underwriter may only communicate or cause to be communicated any invitation or inducement to engage in investment activity within the meaning of Section 21 of the United Kingdom’s Financial Services and Markets Act 2000 (the “FSMA”) received by it in connection with the issue or sale of the Offered Shares in circumstances in which Section 21(1) of the FSMA does not apply to the Corporation. This Prospectus Supplement and the Prospectus are only directed at (a) persons outside the United Kingdom, (b) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or (c) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005. Without limitation to the other restrictions referred to herein, investment or investment activity to which this Prospectus Supplement and the Prospectus relates may be made available only to, and may be engaged only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (b) or (c) above).
Switzerland
The Offered Shares may not be publicly offered, distributed or redistributed on a professional basis in or from Switzerland and neither this Prospectus Supplement and the Prospectus nor any other solicitation for investments in the Offered Shares may be communicated or distributed in Switzerland in any way that could constitute a public offering within the meaning of Articles 1156 or 652a of the Swiss Code of Obligations or of Article 2 of the Federal Act on Investment Funds of March 18, 1994. This Prospectus Supplement and the Prospectus may not be copied, reproduced, distributed or passed on to others without the Underwriters’ prior written consent. Neither this Prospectus Supplement nor the Prospectus is a prospectus within the meaning of Articles 1156 and 652a of the Swiss Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss Exchange and may not comply with the information standards required thereunder. The Offered Shares will not be listed on any Swiss stock exchange or other Swiss regulated market and this Prospectus Supplement and the Prospectus may not comply with the information required under the relevant listing rules. The Offered Shares have not been registered with the Swiss Federal Banking Commission and have not been authorized under the Federal Act on Investment Funds of March 18, 1994. The investor protection afforded to acquirers of investment fund certificates by the Federal Act on Investment Funds of March 18, 1994 does not extend to acquirers of the Offered Shares.
DESCRIPTION OF THE SECURITIES DISTRIBUTED
This offering consists of 145,500,000 Common Shares (without giving effect to the exercise, if any, of the over-allotment option).
Pursuant to the terms of a subscription agreement dated September 27, 2007 between the Corporation and HVB Capital Partners AG (“HVB”), HVB has certain rights to participate in equity offerings by the Corporation

(exclusive of any shares that may be issued under the Corporation’s Incentive Share Option Plan) to the extent necessary to maintain HVB’s pro rata interest in the Common Shares. The Corporation has received a waiver from HVB, indicating that it will not exercise its pre-emptive rights in connection with this offering. Other than the HVB pre-emptive rights, there are no other pre-emptive or conversion rights that relate to the Common Shares.
Louis Dreyfus Commodities has agreed to acquire 36 million Offered Shares pursuant to the offering.
CONSOLIDATED CAPITALIZATION
Other than as set out herein under “Prior Sales”, there have been no material changes in the share or debt capitalization of the Corporation since June 30, 2010.
As a result of the issuance of the Common Shares which may be distributed under this Prospectus Supplement (including the Additional Shares), the share capital of the Corporation may increase by up to a maximum of $184,057,500.
The following table sets forth the consolidated cash and cash equivalents, consolidated short term deposits and consolidated capitalization of the Corporation as at June 30, 2010 on (i) an actual basis, (ii) as adjusted to give effect to the August 2010 equity offering (the “August Offering”), and (iii) as adjusted to give effect to the August Offering and this offering, after deducting the underwriting commissions and estimated expenses of this offering (assuming no exercise of the over-allotment option by the Underwriters). This table should be read in conjunction with the unaudited interim consolidated financial statements of the Corporation for the three and six months ended June 30, 2010, together with the notes thereto and management’s discussion and analysis thereof, incorporated by reference in this Prospectus Supplement. See “Documents Incorporated by Reference”.

	As at June 30, 2010
			After giving effect to
			the August
		After giving effect to	Offering(1)
		the August	and the current
	Actual	Offering(1)	offering
		(thousands, unaudited)
Cash and cash equivalents	$11,892	$28,094	$179,437

Short-term deposits	—	—	—
Long-term debt(2)(3)	$51,246	$51,246	$51,246

Shareholders’ Equity:
Share capital (authorized: unlimited; outstanding: 165,856,837; as adjusted to give effect to this offering: 311,356,837)(4)	110,461	126,366	277,709
Share purchase warrants	16,077	16,374	16,374
Contributed surplus	92,057	92,057	92,057
Deficit	(91,744)	(91,744)	(91,744)

Total shareholders equity	$126,851	$143,053	$294,396

Total capitalization	$178,097	$194,299	$345,642

(1)	In August 2010, 21,875,000 Common Shares, at a price of $0.80 per share, were sold for gross proceeds to the Corporation of $17.5 million.

(2)	Included in the cash proceeds received from the Korean Consortium in connection with the acquisition of their interest in MMB is a refundable deposit liability of US$10,000 (amount recognized: June 30, 2010 — $8,981), which is refundable to the Korean Consortium should a decision be made not to produce manganese from the Boleo Project. Alternatively, additional consideration may be paid to the Corporation of approximately US$13,000 upon a positive decision related to manganese production. This decision must be made by the Corporation by no later than economic completion of the Boleo Project.

(3)	In connection with the acquisition by the Korean Consortium of a 30% interest in MMB, the Korean Consortium has agreed to fund 30% of the historic and future development costs of the Boleo Project. In connection with the Restructuring, the Corporation intends to document the verbally agreed upon revisions to the terms of all of MMB’s shareholder loans, with effect as of September 7, 2010, such that the Korean Consortium’s funding contributions will be repayable by MMB within ten years, but only out of distributions payable to the shareholders of MMB. Under the revised terms, the funding contributions will be interest bearing and identical to the terms under which the Corporation funds the Boleo Project. The funding contributions are unsecured and subordinated to all other project debt (amount recognized: June 30, 2010 — $42,265).

(4)	The figures do not include Common Shares issuable upon the exercise of outstanding stock options or share purchase warrants of the Corporation.
PRIOR SALES
In the 12 months prior to the date of this Prospectus Supplement, the Corporation has issued the following securities:

Date of Grant/	Price per Common Share	Number of Common Shares
Issuance	Issuable/Issued ($)	Issuable/Issued
Stock Options:
05-Mar-10	0.76	50,000(1)
20-Jan-10	0.82	150,000(1)
Warrants:
13-Aug-10	0.88	1,093,750(2)
Common Shares:
13-Aug-10	0.80	21,875,000(3)
07-Apr-10	0.35	80,000(4)
24-Mar-10	0.35	210,000(4)
17-Mar-10	0.40	100,000(4)
15-Mar-10	0.57	12,500(4)
15-Mar-10	0.40	175,000(4)
22-Feb-10	0.40	10,000(4)

(1)	Common Shares issuable upon exercise of stock options granted pursuant to the Corporation’s stock option plan.

(2)	Common Shares issuable upon exercise of warrants issued to underwriters of a public offering.

(3)	Common Shares issued upon completion of a public offering.

(4)	Common Shares issued upon the exercise of previously granted stock options.
PRICE RANGE AND TRADING VOLUMES
The Common Shares are listed and posted for trading on the TSX under the symbol “BAJ” and quoted for trading on the OTCQX under the symbol “BAJFF”. The following tables set forth the reported high, low and aggregate monthly volume of trading of the Common Shares during the 12 months preceding the date of this Prospectus Supplement.

	Toronto Stock Exchange			OTCQX International
	(prices in Canadian dollars)			(prices in U.S. dollars)
2009	High	Low	Volume	High	Low	Volume
November	0.800	0.640	3,624,231	0.748	0.598	379,427
December	0.770	0.630	3,494,804	0.739	0.593	744,706

	Toronto Stock Exchange			OTCQX International
	(prices in Canadian dollars)			(prices in U.S. dollars)
2010	High	Low	Volume	High	Low	Volume
January	0.900	0.650	4,918,789	0.877	0.613	879,895
February	0.800	0.650	2,419,981	0.770	0.603	983,506
March	0.800	0.730	4,695,715	0.832	0.702	1,102,420
April	0.930	0.770	3,864,242	0.913	0.771	1,087,185
May	0.910	0.650	3,385,552	0.900	0.595	813.642
June	0.710	0.540	2,623,028	0.678	0.544	547,742
July	0.910	0.600	4,975,939	0.870	0.549	723,440
August	0.880	0.710	5,946,835	0.867	0.702	717,399
September	1.060	0.760	55,926,790	1.040	0.716	2,734,582
October	1.390	1.030	35,534,307	1.400	1.000	4,359,124
Note: The Common Shares are also listed for trading on the Frankfurt Stock Exchange, but are not actively traded on such exchange.
The closing price of the Common Shares on the TSX and OTCQX on November 1, 2010 was $1.18 and US$1.16 respectively.
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
In the opinion of Stikeman Elliott LLP, counsel to the Corporation, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, the following is, as of the date of this Prospectus Supplement, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) generally applicable to a holder of Offered Shares acquired pursuant to this offering. This summary only applies to a holder who, for the purposes of the Tax Act, at all relevant times: (i) deals at arm’s length and is not affiliated with the Corporation; and (ii) holds the Offered Shares as capital property. Offered Shares will generally be considered to be capital property to a holder unless they are held in the course of carrying on a business of trading or dealing in securities or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade. A holder who is resident in Canada and whose Offered Shares might not otherwise qualify as capital property may be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have its Offered Shares and every other “Canadian security” (as defined in the Tax Act) owned by such holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Such Canadian resident holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available and/or advisable in their particular circumstances.
This summary is based upon: (i) the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force as of the date hereof; (ii) all specific proposals (the “Proposed Amendments”) to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof; and (iii) counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). No assurance can be given that the Proposed Amendments will be enacted or otherwise implemented in their current form, if at all. If the Proposed Amendments are not enacted or otherwise implemented as presently proposed, the Canadian federal income tax consequences may not be as described below in all cases. This summary does not otherwise take into account or anticipate any changes in law, administrative policy or assessing practice, whether by legislative, regulatory, administrative, governmental or judicial decision or action, nor does it take into account the tax laws of any province or territory of Canada or of any jurisdiction outside of Canada.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder. Accordingly, holders should consult their own tax advisors with respect to their particular circumstances.
Holders Resident in Canada
This section of the summary applies to a holder who, at all relevant times, is, or is deemed to be, resident in Canada for the purposes of the Tax Act (a “Resident Holder”). This section of the summary is not applicable to a Resident Holder: (i) that is a “financial institution” within the meaning of section 142.2 of the Tax Act; (ii) that is a “specified financial institution” as defined in subsection 248(1) of the Tax Act; (iii) that reports its “Canadian tax results” within the meaning of section 261 of the Tax Act in a currency other than Canadian currency, or (iv) an interest in which is a “tax shelter investment” for the purposes of the Tax Act. Such Resident Holders should consult their own tax advisors.
Dividends
A Resident Holder will be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on the Offered Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations. Taxable dividends received from a taxable Canadian corporation which are designated by such corporation as “eligible dividends” will be subject to an enhanced gross-up and dividend tax credit regime in accordance with the rules in the Tax Act. In the case of a Resident Holder that is a corporation, the amount of any such taxable dividend that is included in its income for a taxation year will generally be deductible in computing its taxable income for that taxation year.
Taxable Capital Gains and Losses
A Resident Holder who disposes of or is deemed to have disposed of a Offered Share will generally realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount by which the proceeds of disposition are greater (or are less) than the total of: (i) the adjusted cost base to the Resident Holder of the Offered Share immediately before the disposition or deemed disposition, and (ii) any reasonable costs of disposition. The adjusted cost base to a Resident Holder of Offered Shares acquired pursuant to this offering will be determined by averaging the cost of such Offered Shares with the adjusted cost base of all other Common Shares (if any) held by the Resident Holder as capital property at that time.
A Resident Holder will generally be required to include in computing its income for the taxation year of disposition, one-half of the amount of any capital gain (a “taxable capital gain”) realized in such year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder will generally be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) against taxable capital gains realized in the taxation year of disposition. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such taxation years, to the extent and under the circumstances specified in the Tax Act.
The amount of any capital loss realized on the disposition or deemed disposition of Offered Shares by a Resident Holder that is a corporation may, in certain circumstances, be reduced by the amount of dividends received or deemed to have been received by it on such Offered Shares to the extent and under the circumstances specified in the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Offered Shares or where a partnership or trust, of which a corporation is a member or a beneficiary, is a member of a partnership or a beneficiary of a trust that owns Offered Shares. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Other Taxes
A Resident Holder that is a “private corporation” or a “subject corporation”, as defined in the Tax Act, will generally be liable to pay a refundable tax of 33⅓% under Part IV of the Tax Act on dividends received on the Offered Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year. This tax will generally be refunded to the corporation at a rate of $1.00 for every $3.00 of taxable dividends paid while it is a private corporation or a subject corporation.
A Resident Holder that is throughout the relevant taxation year a “Canadian controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax on its “aggregate investment income” (as defined in the Tax Act) for the year, including taxable capital gains realized on the disposition of Offered Shares.
Capital Gains and taxable dividends received by a Resident Holder who is an individual (other than certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Resident Holders that are individuals should consult their own tax advisors in this regard.
Holders Not Resident in Canada
This portion of the summary is generally applicable to a holder who, at all relevant times, for purposes of the Tax Act: (i) is not, and is not deemed to be, resident in Canada; and (ii) does not use or hold, and will not be deemed to use or hold, the Offered Shares in the course of carrying on a business in Canada (a “Non-Resident Holder”). This summary does not apply to a Non-Resident Holder that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere and such holders should consult their own tax advisors.
Dividends
Dividends paid or credited or deemed under the Tax Act to be paid or credited by the Corporation to a Non-Resident Holder on the Offered Shares will generally be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. For example, where the Non-Resident Holder is a resident of the United States, is fully entitled to the benefits under the Canada-United States Income Tax Convention (1980) and is the beneficial owner of the dividends, the applicable rate of Canadian withholding tax is generally reduced to 15%.
Dispositions
A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of a Offered Share unless the Offered Share is or is deemed to be “taxable Canadian property” of the Non-Resident Holder for the purposes of the Tax Act and the Non-Resident Holder is not entitled to an exemption under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.
Generally, a Offered Share will not constitute taxable Canadian property of a Non-Resident Holder at a particular time provided that: (i) the Offered Share is listed at that time on a designated stock exchange (which currently includes the TSX); (ii) at no time during the 60 month period that ends at that particular time: (a) were 25% or more of the issued shares of any class or series of the capital stock of the Corporation owned by or belonged to any combination of the Non-Resident Holder and persons with whom the Non-Resident Holder did not deal at arm’s length (for the purposes of the Tax Act), and (b) was more than 50% of the fair market value of the Offered Share derived directly or indirectly from one, or any combination of, real or immovable property situated in Canada, Canadian resource property (as defined in the Tax Act), timber resource property (as defined in the Tax Act) or options in respect of, interests in or civil law rights in any such property (whether or not such property exists), and (iii) the Offered Share is not otherwise deemed under the Tax Act to be taxable Canadian property. Non-Resident Holders for whom the Offered Shares are, or may be, taxable Canadian property should consult their own tax advisors.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares acquired pursuant to this Prospectus Supplement.
This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares.
No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.
Scope of this Summary
Authorities
This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.
U.S. Holders
For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares acquired pursuant to this document that is for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Non-U.S. Holders
For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of Common Shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of Common Shares.
U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed
This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) partnerships and other pass-through entities (and investors in such partnerships and entities); or (i) U.S. Holders that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of Baja. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares.
If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners (or owners). Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.
Passive Foreign Investment Company Rules
If Baja were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain different and potentially adverse rules will effect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. In addition, in any year in which Baja is classified as a PFIC, such holder would be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidelines may require.

PFIC Status of Baja
Baja generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of Baja for such tax year is passive income (the “income test”) or (b) 50% or more of the value of Baja’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.
Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.
For purposes of the PFIC income test and asset test described above, if Baja owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, Baja will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by Baja from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.
In addition, under certain attribution rules, if Baja is a PFIC, U.S. Holders will be deemed to own their proportionate share of the stock of any subsidiary of Baja which is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax on their proportionate share of (a) a distribution on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.
Baja believes that it was classified as a PFIC during the tax year ended December 31, 2009, and based on current business plans and financial expectations, Baja expects that it will be a PFIC for the current tax year and may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by Baja (or a Subsidiary PFIC) concerning its PFIC status or that Baja (and each Subsidiary PFIC) was not, or will not be, a PFIC for any tax year. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of Baja and each Subsidiary PFIC.
Default PFIC Rules Under Section 1291 of the Code
If Baja is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat Baja and each Subsidiary PFIC as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”
A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution received on the Common Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).
Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any “excess distribution” received on Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective Common Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.
If Baja is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Common Shares, Baja will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether Baja ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold on the last day of the last tax year for which Baja was a PFIC.
QEF Election
A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its Common Shares begins, generally, will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common Shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of Baja, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of Baja, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which Baja is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by Baja. However, for any tax year in which Baja is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.
A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from Baja to the extent that such distribution represents “earnings and profits” of Baja that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.
The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which Baja was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.
A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, Baja ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which Baja is not a

PFIC. Accordingly, if Baja becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which Baja qualifies as a PFIC.
Baja will make available to U.S. Holders, upon their written request: (a) timely and accurate information as to its status as a PFIC, and (b) for each year in which Baja is a PFIC, provide to a U.S. Holder all information and documentation that a U.S. Holder making a QEF Election with respect to Baja is required to obtain for U.S. federal income tax purposes. Baja may elect to provide such information on its website (www.bajamining.com/investors/reports_filings/pfic/). However, U.S. Holders should be aware that Baja can provide no assurances that it will provide any such information relating to any Subsidiary PFIC. Because Baja may own shares in one or more Subsidiary PFICs at any time, U.S. Holders will continue to be subject to the rules discussed above with respect to the taxation of gains and excess distributions with respect to any Subsidiary PFIC for which the U.S. Holders do not obtain the required information. Each U.S. Holder should consult his, her or its own tax advisor regarding the availability of, and procedure for making, a QEF Election with respect to Baja and any Subsidiary PFIC.
Mark-to-Market Election
A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock. The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.
A U.S. Holder that makes a Mark-to-Market Election with respect to its Common Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Common Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Common Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.
A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which Baja is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Common Shares, over (b) the fair market value of such Common Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).
A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).
A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.
Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Common Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.
Other PFIC Rules
Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.
Certain additional adverse rules will apply with respect to a U.S. Holder if Baja is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.
Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.
The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.
U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares
The following discussion is subject to the rules described above under the heading “Passive Foreign Investment Company Rules.”
Distributions on Common Shares
Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of Baja, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of Baja, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares. (See “Sale or Other Taxable Disposition of Common Shares” below). However, Baja may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by Baja with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares generally will not be eligible for the “dividends received deduction”. In addition, Baja does not anticipate that its distributions will be eligible for the preferential tax rates applicable to long-term capital gains. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares
Subject to the PFIC rules discussed above, upon the sale or other taxable disposition of Common Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder’s tax basis in such Common Shares sold or otherwise disposed of. Subject to the PFIC rules discussed above, gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Common Shares have been held for more than one year.
Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules unless the gain is subject to tax in Canada and is resourced as “foreign source” under the Canada-U.S. Tax Convention and such U.S. Holder elects to treat such gain or loss as “foreign source.”
Preferential tax rates apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.
Additional Considerations
Receipt of Foreign Currency
The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.
Foreign Tax Credit
Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.
Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Common Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting
Under U.S. federal income tax law and Treasury regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on U.S. Holders that hold certain specified foreign financial assets in excess of US$50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, and, if applicable, filing obligations relating to a Mark-to-Market or QEF Election.
Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares generally may be subject to information reporting and backup withholding tax, currently at the rate of 28% (and, under present law, increasing to 31% for payments made after December 31, 2010), if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.
The above summary is not intended to constitute a complete analysis of all tax considerations applicable to U.S. Holders with respect to the acquisition, ownership, and disposition of Common Shares. U.S. Holders are urged to consult their own tax advisors as to the tax considerations applicable to them in their particular circumstances.
LEGAL MATTERS
Certain legal matters relating to the offering of the Offered Shares will be passed upon on behalf of the Corporation by Stikeman Elliott LLP with respect to Canadian legal matters and Dorsey & Whitney LLP with respect to U.S. legal matters and on behalf of the Underwriters by Blake, Cassels & Graydon LLP with respect to Canadian legal matters and Skadden, Arps, Slate, Meagher & Flom LLP with respect to U.S. legal matters.
DOCUMENTS INCORPORATED BY REFERENCE
This Prospectus Supplement is deemed, as of the date hereof, to be incorporated by reference into the accompanying Prospectus solely for the purposes of this offering. Other documents are also incorporated, or are deemed to be incorporated, by reference into the Prospectus, and reference should be made to the Prospectus for full particulars thereof.
The following documents, which have been filed by the Corporation with securities commissions or similar authorities in Canada and filed with or furnished to the SEC, are also specifically incorporated by reference into, and form an integral part of, the Prospectus, as supplemented by this Prospectus Supplement:
(a)	the AIF of Baja for the financial year ended December 31, 2009;
(b)	the audited comparative consolidated financial statements of Baja as at December 31, 2009 and 2008 together with the auditors’ report thereon and the notes thereto;

(c)	the unaudited interim consolidated financial statements of Baja as at and for the six months ended June 30, 2010 and 2009, together with the notes thereto;
(d)	management’s discussion and analysis of financial condition and results of operations of Baja for the year ended December 31, 2009;
(e)	management’s discussion and analysis of financial condition and results of operations of Baja for the quarter ended June 30, 2010;
(f)	the management information circular of Baja dated as at March 30, 2010 for the annual general meeting of shareholders of Baja held on May 12, 2010;
(g)	the material change report of Baja filed on January 19, 2010 detailing updated estimated capital and operating costs, and updated economics for the Boleo Project;
(h)	the material change report of Baja filed on March 8, 2010 announcing the filing of the preliminary short form base shelf prospectus and shelf registration statement on Form F-10;
(i)	the material change report of Baja filed on March 8, 2010 announcing the filing of an updated technical report and amended financial statements;
(j)	the material change report of Baja filed on April 14, 2010 announcing Boleo Project debt financing progress;
(k)	the material change report of Baja filed on June 9, 2010 announcing the entering into of a binding letter of intent with Louis Dreyfus Commodities regarding transactions relating to the Boleo Project financing;
(l)	the material change report of Baja filed on July 29, 2010 announcing receipt of credit approvals from U.S. Exim and KDB in connection with the Boleo Project financing;
(m)	the material change report of Baja filed on July 30, 2010 announcing an offering of 21,875,000 Common Shares;
(n)	the material change report of Baja filed on September 9, 2010 announcing receipt of confirmation of credit approvals in connection with the Boleo Project Financing; and
(o)	the material change report of Baja filed on October 7, 2010 announcing the finalized and signed financing facilities for the Boleo Project.
Any documents of the type referred to above (including material change reports but excluding confidential material change reports), or other disclosure documents required to be incorporated by reference into a prospectus filed under National Instrument 44-101 — Short Form Prospectus Distributions, which are subsequently filed by the Corporation with securities commissions or similar authorities in the relevant provinces of Canada after the date of this Prospectus Supplement, and until all of the Offered Shares are sold, shall be deemed to be incorporated by reference into this Prospectus Supplement. These documents are available through the internet on SEDAR at www.sedar.com. In addition, any report filed or furnished by us with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the U.S. Exchange Act after the date of this Prospectus Supplement shall, if, and to the extent so provided in such report, be deemed to be incorporated by reference into this Prospectus Supplement and the Prospectus and the registration statement of which this Prospectus Supplement and the Prospectus form a part until all of the Offered Shares are sold.
Any statement contained in this Prospectus Supplement, the Prospectus or in a document (or part thereof) incorporated by reference herein or therein, or deemed to be incorporated by reference herein or therein, shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained in this Prospectus Supplement or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in this Prospectus Supplement or in the Prospectus modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement or the Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
In addition to the documents specified in the Prospectus under “Documents Filed as Part of the Registration Statement”, the documents referred to under “Documents Incorporated by Reference” in this Prospectus Supplement and the Underwriting Agreement have been or will be filed with the SEC as part of the registration statement to which this Prospectus Supplement and the Prospectus relate. Additionally, we hereby incorporate by reference into our Registration Statement on Form F-10 (333-165352) our Foreign Reports on Form 6-K dated June 7, 2010, July 23, 2010, July 30, 2010, August 4, 2010, September 9, 2010 and October 8, 2010, all as previously furnished to the SEC.
INTEREST OF EXPERTS
As at the date hereof, the partners and associates, as a group, of each of Stikeman Elliott LLP, Dorsey & Whitney LLP, Blake, Cassels & Graydon LLP, own, directly or indirectly, less than one percent of the Common Shares. The Corporation’s auditors, PricewaterhouseCoopers LLP, Chartered Accountants, have advised that they are independent of the Corporation within the meaning of the Rules of Professional Conduct/Code of Ethics of the Institute of Chartered Accountants of British Columbia and under all relevant professional and regulatory requirements in the United States. None of the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned persons received or has received a direct or indirect interest in a property of the Corporation or any associate or affiliate of the Corporation.
ADDITIONAL INFORMATION
The Corporation has filed with the SEC a registration statement on Form F-10 relating to the Offered Shares. This Prospectus Supplement and the accompanying Prospectus, which constitute a part of the registration statement, do not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information.
The Corporation is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation and, in accordance therewith, files reports and other information with the SEC and with the securities regulators in Canada. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, documents and other information that the Corporation files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Corporation is not required to publish financial statements as promptly as U.S. companies.
You may read any document that the Corporation has filed with the SEC at the SEC’s public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference room. You may read and download some of the documents that the Corporation has filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov. You may read and download any public document that the Corporation has filed with the Canadian securities regulatory authorities at www.sedar.com.

PROSPECTUS DATED APRIL 19, 2010
C$500,000,000
Common Shares
Debt Securities
Warrants
Share Purchase Contracts
Subscription Receipts
Baja Mining Corp. (“Baja” or the “Corporation”) may offer and issue from time to time any combination of common shares, debt securities, warrants to purchase common shares or debt securities (“Warrants”), share purchase contracts, and subscription receipts (all of the foregoing collectively, the “Securities”) up to an aggregate initial offering price of $500,000,000 (or the Canadian dollar equivalent thereof if the Securities are denominated in any other currency or currency unit) during the 25-month period that this short form base shelf prospectus (this “Prospectus”), including any amendments hereto, remains effective. The debt securities may consist of debentures, notes, or other types of debt and may be issued in series. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more accompanying prospectus supplements (collectively or individually, as the case may be, a “Prospectus Supplement”).
Investing in the Securities involves significant risks. Investors should carefully read the “Risk Factors” section in this Prospectus beginning on page 4, in the documents incorporated by reference herein, and in the applicable Prospectus Supplement.
This offering is made by a Canadian issuer that is permitted, under a multi-jurisdictional disclosure system adopted by Canada and the United States, to prepare this Prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. The financial statements incorporated by reference in this Prospectus have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards. Thus, they may not be comparable to the financial statements of United States companies. In accordance with Item 18 of Form 20-F, information regarding the impact upon the Corporation’s financial statements of significant differences between Canadian and United States generally accepted accounting principles is contained in Note 17 to the Corporation’s audited financial statements for the year ended December 31, 2009, incorporated by reference in this Prospectus and as filed with the United States Securities and Exchange Commission on Form 40-F on March 29, 2010.
Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of Canada, the majority of its officers and directors and some of the experts named in this Prospectus are residents of Canada, and a substantial portion of the Corporation’s assets and the assets of such persons are located outside the United States.
Investors should be aware that the acquisition of the Securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are residents in, or citizens of, the United States may not be fully described herein. Investors should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE OR CANADIAN SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

No underwriter has been involved in the preparation of this Prospectus nor has any underwriter performed any review of the contents of this Prospectus.
The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of common shares, the designation of the particular class and, if applicable, series, the number of shares offered, the offering price, dividend rate, if any, any terms for redemption or retraction, and any other terms specific to the common shares being offered; (ii) in the case of debt securities, the specific designation, aggregate principal amount, the currency or the currency unit for which the debt securities may be purchased, the maturity, interest provisions, authorized denominations, offering price, covenants, events of default, any terms for redemption or retraction, any exchange or conversion terms, whether the debt is senior or subordinated and any other terms specific to the debt securities being offered; (iii) in the case of Warrants, the offering price, the designation, number and terms of the common shares or debt securities issuable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; (iv) in the case of share purchase contracts, the designation, number and terms of the common shares to be purchased under the share purchase contract, any procedures that will result in the adjustment of these numbers, the offering price and purchase date or dates of the common shares, any requirements of the purchaser to secure its obligations under the share purchase contract and any other specific terms; and (v) in the case of subscription receipts, the number of subscription receipts being offered, the offering price, the procedures for the exchange of the subscription receipts for common shares, debt securities, Warrants, or share purchase contracts as the case may be, and any other specific terms. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.
Warrants will not be offered for sale separately to any member of the public in Canada unless the offering is in connection with, and forms part of, the consideration for an acquisition or merger transaction or unless the Prospectus Supplement describing the specific terms of the Warrants to be offered separately is first approved for filing by each of the securities commissions or similar regulatory authorities in Canada where the Warrants will be offered for sale.
All information permitted under applicable law to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.
This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell the Securities. The Corporation may offer and sell Securities to, or through, underwriters or dealers and also may offer and sell certain Securities directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters, dealers, or agents involved in the offering and sale of the Securities and will set forth the terms of the offering of the Securities, the method of distribution of the Securities including, to the extent applicable, the proceeds to the Corporation and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.
The outstanding common shares of the Corporation (the “Common Shares”) are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “BAJ” and OTCQX International (“OTCQX”) under the symbol “BAJFF”. Unless otherwise specified in the applicable Prospectus Supplement, Securities other than Common Shares will not be listed on any securities exchange. The listing of Warrants, if so specified in the applicable Prospectus Supplement, will be subject to the approval of the TSX, which approval will be conditional on, among other things, sufficient distribution of such Warrants. The offering of Securities hereunder is subject to approval of certain legal matters on behalf of the Corporation by Stikeman Elliott LLP, with respect to Canadian legal matters, and by Dorsey & Whitney LLP, with respect to U.S. legal matters.
The Corporation’s head and registered office is located at 1177 West Hastings Street, Suite 2350, Vancouver, British Columbia, V6E 2K3.

- ii -

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain information provided in this Prospectus and the documents incorporated by reference herein constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation which may include, but is not limited to, statements with respect to the future financial or operating performance of the Corporation, its subsidiaries and its projects, the future price of copper, cobalt, zinc and manganese by-product metals, currency fluctuations, energy price fluctuations, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims and limitations of insurance coverage. These estimates and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies, many of which, with respect to future events, are subject to change. These uncertainties and contingencies could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by the Corporation, or on its behalf.
In making the forward looking statements in this Prospectus and the documents incorporated by reference herein, the Corporation has made several assumptions that it believes are appropriate, including, but not limited to the assumption that:
•	market fundamentals will result in reasonable demand and prices for copper, cobalt, zinc and manganese by-product metals;

•	mine plan scenarios will be viable and that development, construction and other work at the Boleo Project will proceed as expected;

•	the Corporation will not be subject to any environmental disasters, significant litigation, significant regulatory changes or significant labour disruptions;

•	the advice the Corporation has received from its consultants and advisors relating to matters such as mineral reserves and mineral resources and environmental requirements is reliable and correct and, in particular, that the models, dilution strategies and mining recovery estimates used to calculate mineral reserves and mineral resources are appropriate and accurate;
•	planned mining techniques and processing of run-of-mine ore in the proposed hydrometallurgical plant will prove successful; and

•	financing will be available on reasonable terms.
We cannot assure you that any of these assumptions will prove to be correct.
Often, but not always, forward looking statements can be identified by the use of words such as “expect”, “anticipate”, “estimate”, “may”, “could”, “would”, “might”, “will”, “should”, “intend”, “believe”, “target”, “budget”, “plan”, “strategy”, “goals”, “objectives”, “projection” or similar expressions, including negative variations. Information concerning mineral reserve and mineral resource estimates also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present and/or economically recoverable if and when a project is actually developed or as development continues. In light of the risks and uncertainties inherent in all forward-looking statements, the inclusion or incorporation by reference of forward-looking statements in this Prospectus should not be considered as a representation by the Corporation or any other person that the Corporation’s objectives or plans will be achieved. Numerous factors could cause the Corporation’s actual results to differ materially from those expressed or implied in the forward looking statements, including the following, which are discussed in greater detail under the heading “Risk Factors” in this Prospectus and the documents incorporated by reference herein:
•	fluctuations in copper, cobalt, zinc and manganese and other metal prices;

•	fluctuations in foreign currency exchange rates, particularly the Canadian dollar/U.S. dollar/Mexican peso exchange rates;

•	the increased demand for, and cost of, exploration, development and construction services and equipment;

•	the Corporation’s history of losses and the possibility of future losses;

•	risks related to future exploration, development mining and mineral processing;

•	the ability of the Corporation to achieve and/or meet production volume or operating cost estimates;

•	the ability of the Corporation to achieve and/or maintain projected production levels at the Boleo Project;

•	uncertainty related to title of the Corporation’s mineral properties;

•	the accuracy of mineral reserve and mineral resource estimates;

•	the availability of infrastructure necessary to develop the Boleo Project;

•	the cost of reagents and, in particular, sulphur;

•	the ability of the Corporation to retain and recruit qualified personnel or raise capital;

•	the ability of the Corporation to obtain external financing to develop the Boleo Project;

•	risks associated with mining activities situated entirely in a single country;

•	risks associated with potential changes in governmental legislation or regulatory requests;

•	risks associated with development activities abroad;

•	the risk that permits and regulatory approvals necessary to develop and operate a mine on the Corporation’s property will not be available on a timely basis, on reasonable terms or at all;

•	environmental risks;

•	the loss of key personnel;

•	hedging risks;

•	the ability of the Corporation to comply with the terms of its credit facilities; and

•	the ability of the Corporation to maintain adequate internal control over financial reporting.
These factors should be considered carefully, and readers should not place undue reliance on the Corporation’s forward looking statements. The Corporation believes that the expectations reflected in the forward-looking statements contained in this Prospectus and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Corporation undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this Prospectus or to reflect the occurrence of unanticipated events, except as expressly required by law.
CAUTIONARY NOTE TO U.S. INVESTORS REGARDING
MINERAL REPORTING STANDARDS
The disclosure in this Prospectus and documents incorporated by reference has been, and any Prospectus Supplement will be, prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Disclosure, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. For example, the terms “measured mineral resources” “indicated mineral resources”, “inferred mineral resources”, “proven mineral reserves” and “probable mineral reserves” are used in this Prospectus and documents incorporated by reference to comply with the reporting standards in Canada. While those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources, inferred mineral resources or probable mineral reserves will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies. Investors are cautioned not to assume that any part of the reported measured mineral resources, indicated mineral resources, or inferred mineral resources in this Prospectus, the documents incorporated herein by reference or any Prospectus Supplement is economically or legally mineable and will ever be classified as a reserve. In addition, the definitions of proven and probable mineral reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Disclosure of “contained pounds” is permitted disclosure under Canadian regulations however, the SEC normally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this Prospectus and any Prospectus Supplement containing descriptions of the Corporation’s mineral properties may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.
FINANCIAL INFORMATION AND CURRENCY
The financial statements of Baja incorporated by reference in this Prospectus are reported in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.
All currency amounts in this Prospectus are expressed in Canadian dollars, unless otherwise indicated. References to “US$” are to United States dollars. On April 16, 2010, the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = $1.0132.
THE CORPORATION
Baja is a Vancouver-based publicly traded mine development company (TSX:BAJ; OTCQX:BAJFF) with a 70% interest in the Boleo copper-cobalt-zinc-manganese project located near Santa Rosalia, Baja California Sur, Mexico. A Korean syndicate holds the remaining 30%. Baja is the project operator. The target date for commissioning Boleo is 2012. An updated technical report, dated March 2, 2010, to the 2007 Definitive Feasibility Study projected an average annual production for the first six years of the currently scheduled 23 years of production of 56,697 tonnes of copper cathode, 1,708 tonnes of cobalt cathode and 25,364 tonnes of zinc sulphate. The project has proven and probable reserves that support a mine life of more than 25 years. Average life-of-mine (currently anticipated at 23 years) cash costs (based on the three year trailing average metal prices, as of

December 31, 2009, in accordance with SEC guidelines) are negative US$0.29 per pound of copper, net of by-product credits for cobalt and zinc, and with no credit for manganese.
Management’s development plan envisages the recommencement of the construction of the mine at the Boleo Project, subject to obtaining construction financing, in the second half of 2010.
Recent Developments
Appointment of Engineering, Procurement and Construction Management (EPCM) Contractor
In May 2009, Baja signed a letter of intent with an Engineering, Procurement and Construction Management (“EPCM”) contractor to perform the EPCM for the Boleo Project. A formal EPCM contract is expected to be executed by the end of April 2010. The work will be completed in two phases. Phase I consisted of the development of an open book capital cost estimate for the Boleo Project and was completed in November 2009. Phase II will include the execution of engineering, procurement and construction management necessary to bring the Boleo Project into production.
Updated Capital Cost Estimate and Economic Model Released
On January 15, 2010, Baja announced that Boleo can be developed economically at an after-tax internal rate of return of 25.6% based on 100% equity. Boleo, which has an anticipated minimum scheduled mine life of 23 years, has a net present value of $1.306 billion using an eight percent discount rate and an average life of mine cash cost of negative $0.29/lb for copper, net of by-product credits. Baja announced remaining estimated capital costs of $889 million (including $92.3 million contingency).
Debt Financing Progress
On April 14, 2010, Baja announced that it is working with a number of export credit agencies, banks and other financial institutions, including Export Development Canada, Korea Development Bank and Export-Import Bank of the United States to arrange project debt financing for the construction of the Boleo Project for a senior debt amount of US$690 million.
RISK FACTORS
The acquisition of the Securities to be distributed under this Prospectus involves a high degree of risk. Any prospective investor should carefully consider the risk factors in this Prospectus and all of the other information contained in this Prospectus (including, without limitation, the documents incorporated by reference herein) before acquiring any of the Securities distributed under this Prospectus. The risks described herein and therein are not the only risks facing the Corporation. Additional risks and uncertainties not currently known to the Corporation, or that the Corporation currently deems immaterial, may also materially and adversely affect its business.
Our failure to successfully address the risks and uncertainties described below, and any additional risks, could have a material adverse effect on our business, financial condition and/or results of operations, and the trading price of our Common Shares may decline and investors may lose all or part of their investment. We cannot assure you that we will successfully address these risks.
Risks Related to the Business of Baja Mining Corp.
Our properties may prove to be uneconomic for commercial operations and we may never recover the investments made in our properties.
We have currently identified in excess of 70 million tonnes of proven and probable reserves (under NI 43-101 and United States Industry Guide 7 standards) on the Boleo Project. We completed a definitive feasibility study on the Boleo Project in May 2007 (the “DFS”) and commenced (in late 2007) preliminary construction (ground preparation and some infrastructure) of a mine and hydrometallurgical complex from which we expect to produce high purity copper and cobalt metal and zinc sulphate monohydrate. Whether the Boleo mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; reagent costs (particularly the price of sulphur, which has fluctuated dramatically in the past two years) and government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The DFS suggested a capital cost of construction of US$568,000. The Corporation recalculated these costs in late 2007 and early 2008 and published a revised estimate in April 2008 of US$872,000 (neither estimate included cost of capital, cost overrun facilities, or pre-production interest) and the Project remained economic. The increase was primarily due to escalated metal prices and additional expected costs due to equipment and personnel shortages. The Corporation has prepared a revised scope of work for the Boleo Project on an EPCM basis and in April 2009 appointed an EPCM contractor to perform the EPCM for the Boleo Project. A formal EPCM contract is expected to be executed by the end of April 2010. The work will be completed in two phases. Phase I consisted of the development of an open book capital cost estimate for the Boleo Project, which was completed in November 2009, reviewed by Baja and released in January 2010. The updated remaining capital costs of the Boleo Project are estimated to be US$889,000 (including US$92,300 of contingency). Phase II of the EPCM will include the execution of engineering, procurement and construction management necessary to bring the Boleo Project into production.
We will require additional financing to complete construction of the Boleo Project and to place it into production.
We arranged an underwritten commitment in August 2007 for US$475,000 plus a US$40,000 cost overrun facility from a commercial bank to partially fund construction of the Boleo Project. We anticipated additional equity funding would be required prior to accessing these debt facilities. With the increased capital estimate in 2008, the Corporation elected to sell an interest in the Boleo Project to a consortium of Korean companies to assist in funding the Boleo Project. In conjunction with the sale to the consortium, the Corporation negotiated commercial bank credit committee approved underwriting commitments for first mortgage debt facilities of US$625,000 (of which US$300,000 was provide by a Korean bank introduced to the project by the consortium) plus a cost overrun facility for US$40,000. In addition, subordinate debt facilities for US$100,000 (plus rolled-up interest during construction) were also committed. As a result of the decline in short term copper prices in September/October 2008 and the collapse of the commercial bank syndication market these debt facilities were not closed and the commitment letters expired as of December 31, 2008. In 2009 and early 2010, the Corporation has had significant interest from senior lenders and export development agencies and continues to work with its financial advisor, Endeavour Financial International Limited, to progress and complete debt facilities for construction financing, however, unless new credit facilities can be arranged, including any required equity funds (the amount of which is currently not known) it may result in further delaying or indefinite postponement of development or production, if warranted, on the Boleo Project. We cannot be certain that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable or acceptable to us, which could affect ultimate development of the Project.
We anticipate that we will raise additional capital through equity financing, which may cause substantial dilution to our existing shareholders.
While it is anticipated that a significant portion of the required capital to build the Boleo Project will be in the form of debt financing, lenders may require additional equity financing be raised. We may issue securities on less than favourable terms to raise sufficient capital to fund our business plan. Any transaction involving the issuance of equity securities or securities convertible into Common Shares would result in dilution, possibly substantial, to present and prospective holders of Common Shares.
We currently depend on a single property, the Boleo Property, and there is no assurance we will successfully place it into production.
Our only mineral property is the Boleo Property. Unless we acquire additional properties or projects or discover additional deposits at Boleo, the Corporation, if successful in developing the Boleo Property, will be solely dependent upon a single mine operation at the Boleo Property for its revenue and profits, if any. We cannot assure you that we will establish any further reserves on the Boleo Property or that we will successfully develop any mining operations at the Boleo Property. We do not currently have sufficient funds to complete construction at the Boleo Project and will have to raise substantial capital to complete construction.
We have no history of production and no revenues from operations; we may never generate any revenues from operations.
The Corporation currently has no commercial production at Boleo and has never recorded any revenues from mining operations. We expect to continue to incur losses, and will continue to do so until such time, if ever, as our properties commence commercial production and generate sufficient revenues to fund our continuing operations. The development of mining operations at Boleo will require the commitment of substantial resources for operating expenses and capital expenditures, which may increase in subsequent years as we add, as needed, consultants, personnel and equipment associated with advancing exploration, development and commercial production of our properties. The amounts and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, our acquisition of additional properties, and other factors, many of which are beyond our control. We may never generate any revenues or achieve profitability.
Increased costs could affect our financial condition.
We anticipate that costs at our projects that we may explore or develop, will frequently be subject to variation from one year to the next due to a number of factors, such as changing ore grade, metallurgy and revisions to mine plans, if any, in response to the physical shape and location of the ore body. In addition, costs are affected by the price of commodities such as fuel, rubber, sulphur and electricity. Such commodities are at times subject to volatile price movements, including increases that could make production at certain operations less profitable. A material increase in costs at any significant location could have a significant effect on our profitability.
A shortage of equipment and supplies could adversely affect our ability to operate our business.
We are dependent on various supplies and equipment to carry out our mine and development operations. The shortage of such supplies, equipment and parts could have a material adverse effect on our ability to carry out our operations and therefore limit or increase the cost of production.
The price of our securities, our ability to raise additional financing and the results of our exploration activities may be adversely affected by fluctuations in copper and other metal prices.
The value and price of our Common Shares, our financial results, and the results of our exploration activities may be significantly adversely affected by declines in the price of copper and other metals. Copper and cobalt prices fluctuate widely and are affected by numerous factors beyond our control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of copper and cobalt producing countries throughout the world. The price for copper and cobalt fluctuates in response to many factors beyond anyone’s ability to predict. These fluctuations if adverse either individually or cumulatively could render the project uneconomic or if placed into commercial production could cause fluctuations in earnings including possible reductions in revenues, net income and possible losses.
The prices used in determining the resource estimates are disclosed and differ from daily prices quoted in the news media. The percentage change in the price of a metal cannot be directly related to the estimated resource quantities, impact on the estimated resource quantities and affect only the resultant positive cash flow, if any, or it may result in a significant change in the amount of resources. Because mining occurs over a number of years, it may be prudent to continue mining for some periods during which cash flows are temporarily negative for a variety of reasons including a belief that the low price is temporary and/or that there may be greater expenses incurred in closing a property permanently.
Mineralized material calculations and life-of-mine plans using significantly lower copper and other metal prices than currently being utilized in our DFS, updated technical report(s) and subsequent capital updates could result in material write-downs of our investment in mining properties and increased amortization, reclamation and closure charges.
In addition to adversely affecting our mineralized material estimates and our financial condition, declining metal prices can impact operations by requiring a reassessment of the commercial feasibility of a particular project. Such a reassessment may be the result of a management decision related to a particular project. The need to conduct such a reassessment may cause substantial delays in development or may interrupt operations, if any, until the reassessment can be completed.
Our property and exploration activities are subject to geologic uncertainty and inherent variability.
There is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There may also be unknown geologic details that have not been identified or correctly appreciated at the current level of delineation. This results in uncertainties that cannot be reasonably eliminated from the estimation process. Some of the resulting variances can have a positive effect and others can have a negative effect on mining and processing operations.

The Boleo Project may yield less mineral production under actual conditions than is currently estimated.
While successful at a pilot plant testing stage, the metallurgical process proposed for the Boleo Project has not operated at a commercial scale. As a result, actual metallurgical recoveries may be materially different that from those obtained in the test stage. Recoveries lower than expected could influence the viability of the project.
Our quantifications of mineral resources are based on estimates and are subject to great uncertainty.
The calculations of amounts of mineralized material are estimates only. Actual recoveries of copper or other mineral from mineralized material may be lower than those indicated by test work. Any material change in the quantity of mineralization, grade, dilution or stripping ratio, or the copper price may affect the economic viability of our properties. In addition, there can be no assurance that copper recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Notwithstanding the publication of the DFS and the conduct of pilot plant tests for metallurgy and an underground test mine as part of such study there remains the possibility that the ore may not react in commercial production in the same manner as in the test mine or test pilot plants. Mining and metallurgy are an inexact science and accordingly there always remains an element of risk that the mine may not prove to be commercially viable.
Until an un-mined deposit is actually mined and processed, the quantity of mineral resources and reserves and grades must be considered as estimates only. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices. Any material change in quantity of mineral reserves, mineral resources, grade, percent extraction of those reserves recoverable by underground mining techniques or stripping ratio for those reserves recoverable by open pit mining techniques may affect the economic viability of the Boleo Property. In addition, there can be no assurance that copper recoveries or other metal recoveries in small scale laboratory tests will be duplicated in a larger scale test under on-site conditions or during production.
Definitional standards for reporting mineralized material differ between United States reporting standards and the Canadian standards use in this Prospectus.
We use the terms “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” in this Prospectus and in the documents incorporated by reference herein to comply with reporting standards in Canada. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. While we have converted a portion of these resources to proven and probable reserves under Industry Guide 7 reserves, U.S. investors are cautioned not to assume that any part or all of the additional mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources, or inferred mineral resource will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of a feasibility study or other economic evaluations. Investors are cautioned not to assume that any part of the reported measured mineral resource, indicated mineral resource, or inferred mineral resource in this Prospectus or in the documents incorporated by reference herein is economically or legally mineable. See “Cautionary Note to U.S. Investors Regarding Mineral Reporting Standards” above.
We are subject to numerous government regulations which could cause delays in our exploration and development projects, if any, and increase costs related to our business.
Baja’s mining, processing, development and mineral exploration activities, if any, are subject to various laws governing prospecting, mining, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could substantially increase the costs associated with our business or prevent us from exploring or developing our properties.
Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Baja and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Our exploration activities are exploratory in nature and may not be commercially successful.
We currently have no properties that produce copper cobalt, zinc or manganese or any other metals. Mineral exploration is highly speculative in nature, involves many risks and is frequently non-productive. Unusual or unexpected geologic formations, and the inability to obtain suitable or adequate machinery, equipment or labor are risks involved in the conduct of exploration programs. The success of copper, cobalt, zinc and manganese exploration is determined in part by the following factors:
•	the identification of potential mineralization based on superficial analysis;

•	availability of government-granted exploration permits;

•	the quality of our management and our geological and technical expertise; and

•	the capital available for exploration.
We may not be able to obtain permits in order to develop the Boleo Property.
All phases of our operations are subject to permitting and environmental regulation in the various jurisdictions (federal, state and local) in which we operate. Permitting and environmental legislation is evolving in a manner that we anticipate will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. We received approval for our environmental impact manifest (“EIM”) and a land use permit from the Mexican Federal environmental agency SEMARNAT (Secretaria de Medio Ambiente y Recursos Naturales). There remain numerous conditions under the EIM that must be met by the Corporation. Although the Corporation has obtained all of the main permits necessary to develop the Boleo Property, these permits may be subject to future amendments to legal requirements and regulations which may demand additional work in order to meet any revised requirements and to maintain these permits. In addition, certain permits with respect to the development and operation of a marine terminal remain outstanding. No assurance can be given that such changes to the environmental laws or regulations will not be enacted.
The Boleo Property is located in the Vizcaino Natural Protected Area boundary which affects permitting.
The Boleo Property is located within the boundaries of the Natural Protected Area known as “El Vizcaino”. Natural Protected Areas are geographical zones that, due to their environmental characteristics are designated, by law to conservation purposes. The El Vizcaino Natural Protected Area was established on December 5, 1988 and its management plan was published on September 1, 2000. The management plan officially and specifically recognizes the existence of three mining operations:
•	salt production at Guerro Negro (by a party unrelated to the Corporation);

•	gypsum extraction at Santa Rosalia (an open pit gypsum mine is located immediately to the north of and adjacent to the Corporation’s Boleo Project); and

•	metallic mining project (the Corporation’s Boleo Project) at Santa Rosalia.
The zone plan established for the Natural Protected Area allows the execution of new mining operations. We have entered into an agreement with the Commission for natural Protected Areas that grants it authority to develop and operate a mine in the El Vizcaino Biosphere, subject to the Corporation making certain agreed payments.
The Boleo Property is located in Mexico and subject to several country risks that may affect our ability to complete development work on the Project.
All of our mineral activities will be conducted in Mexico. Our activities will be exposed to various levels of political, economic and other risks and uncertainties. These risks include but are not limited to, hostage taking, fluctuations in currency exchange rates, high rates of inflation, excessive import duties and taxes on the importation of equipment, expropriation and nationalization, possible future restrictions on foreign exchange and repatriation, changes in taxation, labour and mining regulations and policies, and changing political conditions, currency controls and government regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ local citizens.

Changes, if any, in mining or investment policies or shifts in political attitude in Mexico may adversely affect the Corporation’s operations or profitability. Current activities and future operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.
Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications, and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.
We raise required capital in Canadian dollars, but spend such funds in Canadian and United States dollars as well as Mexican pesos (plus minor expenditures in British pounds, Euros and Australian dollars). The exchange rate between these currencies has fluctuated significantly in recent years and in most years has resulted in foreign exchange losses. We do not currently enter into foreign currency contracts to hedge against such risk. Should the Boleo Property be placed into production it is anticipated that revenue from sales will principally be in United States dollars while operating expenses will primarily be in Mexican pesos. Any changes in exchange rates could have an adverse impact on any future operating revenues.
The current Presidential regime in Mexico has been supportive of foreign investment.
The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on our operations or future profitability.
Exploration, development and mining involve a high degree of risk.
Our operations will be subject to all the hazards and risks normally encountered in the exploration, development and production of copper and other base metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, unstable ground conditions, rock bursts, pit-wall failures, cave-ins, flooding and other conditions involved in the mining and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and legal liability. Milling operations, if any, are subject to various hazards, including, without limitation, equipment failure and failure of retaining dams around tailings disposal areas, which may result in environmental pollution and legal liability.
The parameters used in estimating mining and processing efficiency are based on testing and experience with previous operations. Various unforeseen conditions can occur that may materially affect the estimates. In particular, past operations indicate that care must be taken to ensure that proper ore grade control is employed and that proper steps are taken to ensure that the leaching operations are executed as planned. If these issues are not addressed, unforeseen difficulties may occur in planned operations.
Lack of infrastructure at Boleo Property will add to Project capital and operating costs.
There is not an adequate supply of fresh water or electric power at Boleo. The process plant is expected to primarily use sea water, which will add to corrosion expenses. To the extent potable water is required it will be produced in a desalination plant, which is currently installed but not yet fully functional. Power for the Project will be provided by a heavy fuel oil power plant plus from a cogeneration plant attached to an acid plant that burns sulphur to provide necessary sulphuric acid for the process plant. The cost of sulphur is the single largest reagent cost in the plant. Any increase in the cost of sulphur will result in a significant increase in operating costs. Sulphur is mainly sourced from the waste stream from oil refineries where it is a hazardous waste and must be removed from the refinery site. In the past the refineries paid to dispose of this waste. During 2008 there was a global shortage of sulphur and the price of sulphur reached a high of approximately US$800 per ton, returning to closer to historic low prices in late 2008. Should this volatility in sulphur price occur in the future it could have a dramatic impact on the viability of the Project.
Baja’s title to its properties may be subject to other claims.
There is no guarantee that title to Baja’s properties will not be challenged or impugned. Baja’s mineral property interests may be subject to prior unrecorded agreements or transfers or the claims of local people and title may be affected by undetected defects. There may be valid challenges to the title of Baja’s properties which, if successful, could impair development and/or operations. There are currently no known or threatened challenges to the Corporation’s title to the Boleo Property.

Baja does not insure against all risks.
Baja’s insurance will not cover all the potential risks associated with a mining corporation’s operations. Baja may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Baja or to other companies in the mining industry on acceptable terms. Baja might also become subject to liability for pollution or other hazards which may not be insured against or which Baja may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Baja to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.
Baja is subject to foreign currency risk.
The Corporation operates internationally with offices and operations in Canada and Mexico, which gives rise to the risk that its financial instruments may be adversely impacted by exchange rate fluctuations. A significant portion of its expenses are also incurred in U.S. dollars and to a lesser extent other foreign currencies. A significant change in the currency exchange rates between the Canadian dollar relative to the Mexican peso or U.S. dollar could have an effect on the Corporation’s financial position or cash flows. The Corporation has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations.
The mining industry is competitive, which may limit our ability to retain qualified personnel, acquire attractive properties or raise capital.
The mining industry is competitive in all of its phases, including recruiting qualified personnel, acquisition of properties that may be complementary, capital raising and securing equipment or services required for exploration programs and analysis. We face strong competition from other mining companies in these areas. Many of these companies have greater financial resources, operational experience and technical capabilities than Baja. As a result of this competition, we may be unable to maintain or acquire attractive mining properties, retain consultants and personnel or raise financing on terms we consider acceptable or at all. Intense competition may delay our exploration activities or increase our costs substantially, which could affect our financial condition and results or operations.
Our success is dependent on our key personnel.
We are dependent upon our key executives who are responsible for developing and operating our property, exploration, mine and plant design, human resources and financing strategies. The loss of the services of one or more of such key management personnel could have a material adverse effect on our business. Our ability to manage our exploration and, if warranted, development activities, and hence our success, will depend in large part on the efforts of these individuals. We face intense competition for qualified personnel, and there can be no assurance that we will be able to attract and retain such personnel.
Certain of our officers and directors also serve as officers and/or directors of other mineral resource companies, which may give rise to conflicts.
Certain of our directors and officers are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. For example, John Greenslade is also President of Catalyst Copper Corp., a mineral exploration company. Such associations may give rise to conflicts of interest from time to time. In particular, Catalyst Copper Corp. is also involved in the mining industry in Mexico which leads to the possibility that such company could compete with the Corporation for the acquisition of mineral projects.
Our growth will require new personnel, who may not be readily available.
Once we resume construction activities, we would expect significant growth in the number of employees as we move through this phase of construction and into production. This growth is expected to place substantial demands on our management and operations. Our ability to assimilate new personnel, if warranted, will be critical to our performance as we will be required to recruit additional personnel and to train, motivate and manage our employees. We will also have to adopt and implement new systems in all aspects of our operations. We may not be able to recruit the personnel required to execute our programs or to manage these changes successfully.

You may be unable to enforce U.S. judgments against us or our officers and directors.
Baja is incorporated under the laws of the Province of British Columbia, Canada. The majority of the Corporation’s directors are resident in Canada; the two exceptions are residents in Costa Rica and the Bahamas, respectively. Consequently, it may be difficult for United States investors to affect service of process within the United States upon Baja or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments. See “Enforceability of Civil Liabilities” below.
As a foreign private issuer, our shareholders may have less complete and timely data.
The Corporation is a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Equity securities of the Corporation are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the U.S. Exchange Act pursuant to Rule 3a12-3 of the U.S. Exchange Act. Therefore, the Corporation is not required to file a Schedule 14A proxy statement in relation to the annual meeting of shareholders. The submission of proxy and annual meeting of shareholder information on Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions. The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of common shares by insiders and restrictions on insider trading in our securities may result in shareholders having less data and there being fewer restrictions on insiders’ activities in our securities.
General economic conditions.
The recent unprecedented events in global financial markets have had a profound impact on the global economy. Many industries, including the gold and base metal mining industry, are impacted by these market conditions. Some of the key impacts of the financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect our growth and profitability. Specifically:
•	the global credit/liquidity crisis could impact the cost and availability of financing and our overall liquidity;

•	the volatility of the copper price may impact our future revenues, profits and cash flow;

•	volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production costs; and

•	the devaluation and volatility of global stock markets impacts the valuation of our equity securities, which may impact our ability to raise funds through the issuance of equity.
These factors could have a material adverse effect on our financial condition and results of operations.
Risks Related to Our Common Shares.
For future fiscal years, we will be required to obtain an auditor’s attestation on the effectiveness of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 — any adverse results from such attestation could result in a loss of investor confidence in our financial reports and have an adverse effect on the price of Baja’s Common Shares.
Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we have furnished a report by management on our internal control over financial reporting for the 2009 fiscal year in the Corporation’s AIF, as incorporated by reference herein. Such report contains, among other matters, an assessment of the effectiveness of our internal control over financial reporting, including a statement as to whether or not our internal control over financial reporting is effective. The AIF also contains a statement that our auditors have issued an attestation report on the effectiveness of such internal controls.
In future years, however, during the auditor’s evaluation and testing process, they may identify one or more material weaknesses in our internal control over financial reporting, and they will be unable to attest that such internal control is effective. If our auditor’s are unable to attest that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on our stock price.
Failure to comply with Section 404 of the Sarbanes-Oxley Act of 2002 may make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage and/or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors, or as executive officers.
We do not intend to pay cash dividends and there is no assurance that we will ever declare cash dividends.
We do not have the intention of paying cash dividends in the foreseeable future. In particular, there can be no assurance that our Board of Director’s will ever declare cash dividends, which action is completely within their discretion.
We anticipate that we will raise additional capital through equity financing, which may cause substantial dilution to our existing shareholders.
While it is anticipated that a significant portion of required capital to build the Boleo Project will be in the form of debt financing, lenders will require additional equity financing be raised. We may issue securities on less than favorable terms to raise sufficient capital to fund our business plan. Any transaction involving the issuance of equity securities or securities convertible into common shares would result in dilution, possibly substantial, to present and prospective holders of common shares.
We believe we are a passive foreign investment company, which may have a material effect on U.S. holders.
We believe we were a “passive foreign investment company” (“PFIC”) during the year ended December 31, 2009 and will be during the fiscal year ending December 31, 2010, which may have a material effect on U.S. Holders. United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. Holders of foreign corporations. A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. The U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Corporation as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code.
Broker-dealers may be discouraged from effecting transactions in our shares because they are considered a penny stock and are subject to the penny stock rules.
Our stock is a penny stock. The SEC has adopted Rule 15g-9 which generally defines “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors”. The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC, which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

CONSOLIDATED CAPITALIZATION
Other than as set out herein under “Prior Sales”, there have been no material changes in the share capitalization of the Corporation since December 31, 2009.
As a result of the issuance of Securities which may be distributed under this Prospectus, the share capital of the Corporation may increase by up to a maximum of $500,000,000.
USE OF PROCEEDS
Unless otherwise indicated in an applicable Prospectus Supplement, the Corporation anticipates using the net proceeds received from the sale of Securities to continue to grow and develop its business and, in particular, to advance construction of a mine and hydrometallurgical complex for production of copper, cobalt, and zinc sulphate at the Boleo Project. In addition, certain of the proceeds may be used for general corporate purposes. More detailed information regarding the use of proceeds from the sale of Securities will be described in the applicable Prospectus Supplement. It is anticipated that the Corporation will invest funds that it does not immediately require primarily in bank accounts and GICs.
EARNINGS COVERAGE
If we offer any debt securities having a debt to maturity in excess of one year under this Prospectus, the applicable Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such debt securities.
DESCRIPTION OF SHARE CAPITAL
Common Shares
The Corporation is authorized to issue an unlimited number of Common Shares without par value. As of April 16, 2010, there were 143,981,837 Common Shares issued and outstanding, all of which are fully paid and not subject to any future call or assessment. Each Common Share entitles the holder thereof to one vote at all meetings of shareholders other than meetings at which only the holders of another class or series of shares are entitled to vote. Each Common Share entitles the holder thereof, to receive any dividends if and when declared by the board of directors and the remaining property of the Corporation upon dissolution.
The Corporation’s articles provide for certain rights of its shareholders in accordance with the provisions of the Business Corporations Act (British Columbia). The provisions of the Corporation’s articles relating to shareholder rights and restrictions may be amended by a majority vote of the shareholders.
Shareholders do not have cumulative rights for the election of directors. Therefore, the holders of more than 50% of the Common Shares voting for the election of directors could, if they choose to do so, elect all of the directors and, in such event, the holders of the remaining Common Shares would not be able to elect any directors.
Pursuant to the terms of a subscription agreement dated September 27, 2007 between the Corporation and HVB Capital Partners AG (“HVB”), HVB has certain rights to participate in future equity offerings (exclusive of any shares that may be issued under the Corporation’s Incentive Share Option Plan) by the Corporation to the extent necessary to maintain HVB’s pro rata interest in the Common Shares. Other than the HVB pre-emptive right, there are no other pre-emptive or conversion rights that relate to the Common Shares.
Warrants
As at April 16, 2010, the Corporation had a total of 24,986,978 warrants to purchase its Common Shares outstanding. The warrants are exercisable for up to five years from the dates of issue at prices ranging from $0.00 to $2.50.
Options
As at April 16, 2010, the Corporation had a total of 12,625,000 options to purchase its Common Shares outstanding. The options are exercisable for up to five years from the dates of grant at prices ranging from $0.35 to $0.82.

PRICE RANGE AND TRADING VOLUMES
The Common Shares are listed and posted for trading on the TSX under the symbol “BAJ” and on OTCQX under the symbol “BAJFF”. The following tables set forth the reported high, low and closing sale prices and the daily average volume of trading of the Common Shares during the 12 months preceding the date of this Prospectus.

	Toronto Stock Exchange				OTCQX International
	(prices in Canadian dollars)				(prices in U.S. dollars)
2009	High	Low	Close	Daily Avg. Volume	High	Low	Close	Daily Avg. Volume
April	0.405	0.315	0.340	155410	0.334	0.264	0.280	28,563
May	0.700	0.330	0.470	391742	0.600	0.293	0.434	36,586
June	0.560	0.420	0.480	209553	0.514	0.373	0.380	20,289
July	0.550	0.385	0.500	177794	0.495	0.332	0.460	34,686
August	0.600	0.450	0.570	160522	0.559	0.416	0.488	33,748
September	0.720	0.490	0.680	244477	0.677	0.449	0.630	30,446
October	0.970	0.670	0.790	313552	0.908	0.640	0.737	37,279
November	0.800	0.640	0.650	172582	0.748	0.598	0.631	18,971
December	0.770	0.630	0.770	166419	0.739	0.593	0.739	33,850

2010	High	Low	Close	Daily Avg. Volume	High	Low	Close	Daily Avg. Volume
January	0.900	0.650	0.670	245940	0.849	0.613	0.613	46,310
February	0.800	0.650	0.760	127367	0.770	0.640	0.726	51,763
March	0.810	0.740	0.810	204162	0.800	0.722	0.790	47,931

Note:	The Common Shares are also listed for trading on the Frankfurt Stock Exchange, but are not actively traded.
The closing price of the Common Shares on the TSX and OTCQX on April 16, 2010 was $0.800 and US$0.8111, respectively.
DIVIDEND POLICY
The Corporation has not paid any dividends to date on the Common Shares. The Corporation intends to retain its earnings, if any, to finance the growth and development of its business. Further, the payment of dividends on the Common Shares will be restricted under the terms of any credit facilities entered into by the Corporation in relation to the financing of construction of the mine at the Boleo Project. Accordingly, the Corporation does not currently expect to pay any dividends on its Common Shares in the near future. The actual timing, payment and amount of any dividends will be determined by the Corporation’s board of directors from time to time based upon, among other things, credit facility restrictions, cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business considerations as the Corporation’s board of directors may consider relevant.
DESCRIPTION OF DEBT SECURITIES
In this description of debt securities section only, “Baja” or the “Corporation” refer to Baja Mining Corp. but not to its subsidiaries.
The Corporation may issue debt securities in one or more series under an indenture (the “Indenture”), to be entered into among the Corporation, Computershare Trust Company of Canada, as Canadian trustee, and Computershare Trust Company N.A., as U.S. trustee. The Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”) and the Business Corporations Act (British Columbia). A copy of the form of the Indenture will be filed with the SEC as an exhibit to the registration statement of which this Prospectus forms a part and will be filed on SEDAR. The following description sets forth certain general terms and provisions of the debt securities and is not intended to be complete. For a more complete description, prospective investors should refer to the Indenture and the terms of the debt securities. If debt securities are issued, the Corporation will describe in the applicable Prospectus Supplement the particular terms and provisions of any series of the debt securities and a description of how the general terms and provisions described below may apply to that series of the debt securities. Prospective investors should rely on information in the applicable Prospectus Supplement and not on the following information to the extent that the information in such Prospectus Supplement is different from the following information. The Corporation will file as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from a current report on Form 6-K that the Corporation files with the SEC, any supplemental indenture describing the terms and conditions of debt securities the Corporation is offering before the issuance of such debt securities.
The Corporation may issue debt securities and incur additional indebtedness other than through the offering of debt securities pursuant to this Prospectus.
General
The Indenture will not limit the aggregate principal amount of debt securities that the Corporation may issue under the Indenture and will not limit the amount of other indebtedness that the Corporation may incur. The Indenture will provide that the Corporation may issue debt securities from time to time in one or more series and may be denominated and payable in U.S. dollars, Canadian dollars or any foreign currency. Unless otherwise indicated in the applicable Prospectus Supplement, the debt securities will be unsecured obligations of the Corporation. The Indenture will also permit the Corporation to increase the principal amount of any series of the debt securities previously issued and to issue that increased principal amount.
The applicable Prospectus Supplement for any series of debt securities that the Corporation offers will describe the specific terms of the debt securities and may include, but is not limited to, any of the following:
•	the title of the debt securities;

•	the aggregate principal amount of the debt securities;

•	the percentage of principal amount at which the debt securities will be issued;

•	whether payment on the debt securities will be senior or subordinated to the Corporation’s other liabilities or obligations;

•	whether payment of the debt securities will be guaranteed by any other person;

•	the date or dates, or the methods by which such dates will be determined or extended, on which the Corporation may issue the debt securities and the date or dates, or the methods by which such dates will be determined or extended, on which the Corporation will pay the principal and any premium on the debt securities and the portion (if less than the principal amount) of debt securities to be payable upon a declaration of acceleration of maturity;

•	whether the debt securities will bear interest, the interest rate (whether fixed or variable) or the method of determining the interest rate, the date from which interest will accrue, the dates on which the Corporation will pay interest and the record dates for interest payments, or the methods by which such dates will be determined or extended;

•	the place or places the Corporation will pay principal, premium, if any, and interest and the place or places where debt securities can be presented for registration of transfer or exchange;

•	whether and under what circumstances the Corporation will be required to pay any additional amounts for withholding or deduction for Canadian taxes with respect to the debt securities, and whether and on what terms the Corporation will have the option to redeem the debt securities rather than pay the additional amounts;

•	whether the Corporation will be obligated to redeem or repurchase the debt securities pursuant to any sinking or purchase fund or other provisions, or at the option of a holder and the terms and conditions of such redemption;

•	whether the Corporation may redeem the debt securities prior to maturity and the terms and conditions of any such redemption;

•	the denominations in which the Corporation will issue any registered debt securities, if other than denominations of US$1,000 and any multiple of US$l,000 and, if other than denominations of US$5,000, the denominations in which any unregistered debt security shall be issuable;

•	whether the Corporation will make payments on the debt securities in a currency or currency unit other than U.S. dollars or by delivery of the Corporation’s common shares or other property;

•	whether payments on the debt securities will be payable with reference to any index, formula or other method;

•	whether the Corporation will issue the debt securities as global securities and, if so, the identity of the depositary for the global securities;

•	whether the Corporation will issue the debt securities as unregistered securities, registered securities or both;

•	any changes or additions to events of default or covenants whether or not such events of default or covenants are consistent with the events of default or covenants in the Indenture;

•	the applicability of, and any changes or additions to, the provisions for defeasance described under “Defeasance” below;

•	whether the holders of any series of debt securities have special rights if specified events occur;

•	the terms, if any, for any conversion or exchange of the debt securities for any other securities;

•	provisions as to modification, amendment or variation of any rights or terms attaching to the debt securities; and

•	any other terms, conditions, rights and preferences (or limitations on such rights and preferences) including covenants and events of default which apply solely to a particular series of the debt securities being offered which do not apply generally to other debt securities, or any covenants or events of default generally applicable to the debt securities which do not apply to a particular series of the debt securities.
Unless stated otherwise in the applicable Prospectus Supplement, no holder of debt securities will have the right to require the Corporation to repurchase the debt securities and there will be no increase in the interest rate if the Corporation becomes involved in a highly leveraged transaction or the Corporation has a change of control.
The Corporation may issue debt securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and offer and sell the debt securities at a discount below their stated principal amount. The Corporation may also sell any of the debt securities for a foreign currency or currency unit, and payments on the debt securities may be payable in a foreign currency or currency unit. In any of these cases, the Corporation will describe certain Canadian federal and U.S. federal income tax consequences and other special considerations in the applicable Prospectus Supplement.
The Corporation may issue debt securities with terms different from those of debt securities previously issued and, without the consent of the holders thereof, the Corporation may reopen a previous issue of a series of debt securities and issue additional debt securities of such series (unless the reopening was restricted when such series was created).
Ranking and Other Indebtedness
Unless otherwise indicated in an applicable Prospectus Supplement, the debt securities will be unsecured obligations and will rank equally with all of the Corporation’s other unsecured and other subordinated debt from time to time outstanding and equally with other debt securities issued under the Indenture. The Indenture will provide that the debt securities will be subordinated to and junior in right of payment to all present and future Senior Indebtedness. “Senior Indebtedness” will be defined in the Indenture as: (a) all indebtedness of the Corporation in respect of borrowed money, other than: (i) indebtedness evidenced by the debt securities; and (ii) indebtedness which, by the terms of the instrument creating or evidencing it, is expressed to rank in right of payment equally with or subordinate to the indebtedness evidenced by the debt securities; (b) all obligations of the Corporation for the reimbursement of amounts paid pursuant to any letter of credit, banker’s acceptance or similar credit transaction; and (c) all obligations of the type referred to in paragraphs (a) through (b) above of other persons for the payment of which the Corporation is responsible or liable as obligor, guarantor or otherwise. For greater certainty, “Senior Indebtedness” will include all indebtedness of the Corporation for borrowed money which is outstanding as at the date of the Indenture.
The Corporation’s Board of Directors may establish the extent and manner, if any, to which payment on or in respect of a series of debt securities will be senior or will be subordinated to the prior payment of the Corporation’s other liabilities and obligations, other than Senior Indebtedness, and whether the payment of principal, premium, if any, and interest, if any, will be guaranteed by any other person and the nature and priority of any security.
Debt Securities in Global Form
The Depositary and Book-Entry
Unless otherwise specified in the applicable Prospectus Supplement, a series of the debt securities may be issued in whole or in part in global form as a “global security” and will be registered in the name of or issued in bearer form and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement relating to that series. Unless and until exchanged, in whole or in part, for the debt securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.
The specific terms of the depositary arrangement with respect to any portion of a particular series of the debt securities to be represented by a global security will be described in the applicable Prospectus Supplement relating to such series. The Corporation anticipates that the provisions described in this section will apply to all depositary arrangements.
Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the debt securities represented by the global security to the accounts of such persons, designated as “participants”, having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the debt securities or by the Corporation if such debt securities are offered and sold directly by the Corporation. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.
So long as the depositary for a global security or its nominee is the registered owner of the global security or holder of a global security in bearer form, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of the debt securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of the debt securities in definitive form and will not be considered the owners or holders thereof under the Indenture.
Any payments of principal, premium, if any, and interest, if any, on global securities registered in the name of a depositary or securities registrar will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such debt securities. None of the Corporation, any trustee or any paying agent for the debt securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.
The Corporation expects that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium, if any, or interest, if any, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. The Corporation also expects that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name”, and will be the responsibility of such participants.

Discontinuance of Depositary’s Services
If a depositary for a global security representing a particular series of the debt securities is at any time unwilling or unable to continue as depositary or, if at any time the depositary for such series shall no longer be registered or in good standing under the U.S. Exchange Act, and a successor depositary is not appointed by us within 90 days, the Corporation will issue such series of the debt securities in definitive form in exchange for a global security representing such series of the debt securities. If an event of default under the Indenture has occurred and is continuing, debt securities in definitive form will be printed and delivered upon written request by the holder to the appropriate trustee. In addition, the Corporation may at any time and in the Corporation’s sole discretion determine not to have a series of the debt securities represented by a global security and, in such event, will issue a series of the debt securities in definitive form in exchange for all of the global securities representing that series of debt securities.
Debt Securities in Definitive Form
A series of the debt securities may be issued in definitive form, solely as registered securities, solely as unregistered securities or as both registered securities and unregistered securities. Registered securities will be issuable in denominations of US$1,000 and integral multiples of US$1,000 and unregistered securities will be issuable in denominations of US$5,000 and integral multiples of US$5,000 or, in each case, in such other denominations as may be set out in the terms of the debt securities of any particular series. Unless otherwise indicated in the applicable Prospectus Supplement, unregistered securities will have interest coupons attached.
Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal, premium, if any, and interest, if any, on the debt securities (other than global securities) will be made at the office or agency designated by the Corporation, or at the Corporation’s option the Corporation can pay principal, interest, if any, and premium, if any, by cheque mailed or delivered to the address of the person entitled at the address appearing in the security register of the trustee or electronic funds wire or other transmission to an account of persons who meet certain thresholds set out in the Indenture who are entitled to receive payments by wire transfer. Unless otherwise indicated in the applicable Prospectus Supplement, payment of interest, if any, will be made to the persons in whose name the debt securities are registered at the close of business on the day or days specified by the Corporation.
At the option of the holder of debt securities, registered securities of any series will be exchangeable for other registered securities of the same series, of any authorized denomination and of a like aggregate principal amount. If, but only if, provided in an applicable Prospectus Supplement, unregistered securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor. In such event, unregistered securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such unregistered security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Indenture. Unless otherwise specified in an applicable Prospectus Supplement, unregistered securities will not be issued in exchange for registered securities.
The applicable Prospectus Supplement may indicate the places to register a transfer of the debt securities in definitive form. Service charges may be payable by the holder for any registration of transfer or exchange of the debt securities in definitive form, and the Corporation may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.
The Corporation shall not be required to:
•	issue, register the transfer of or exchange any series of the debt securities in definitive form during a period beginning at the opening of 15 business days before any selection of securities of that series of the debt securities to be redeemed and ending on the relevant date of notice of such redemption, as provided in the Indenture;

•	register the transfer of or exchange any registered security in definitive form, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;

•	exchange any unregistered security called for redemption except to the extent that such unregistered security may be exchanged for a registered security of that series and like tenor; provided that such registered security will be simultaneously surrendered for redemption with written instructions for payment consistent with the provisions of the Indenture; or

•	issue, register the transfer of or exchange any of the debt securities in definitive form which have been surrendered for repayment at the option of the holder, except the portion, if any, of such debt securities not to be so repaid.
Merger, Amalgamation or Consolidation
The Indenture will provide that the Corporation may not amalgamate or consolidate with, merge into or enter into any statutory arrangement with any other person or, directly or indirectly, convey, transfer or lease all or substantially all of the Corporation’s properties and assets to another person, unless among other items:
•	the resulting, surviving or transferee person is organized and existing under the laws of Canada, or any province or territory thereof, the United States, any state thereof or the District of Columbia, or, if the amalgamation, merger, consolidation, statutory arrangement or other transaction would not impair the rights of holders, any other country;

•	the resulting, surviving or transferee person, if other than the Corporation, assumes all of the Corporation’s obligations under the debt securities and the Indenture; and

•	immediately after the transaction, no default or event of default under the Indenture shall have happened and be continuing.
When such a successor person assumes the Corporation’s obligations in such circumstances, subject to certain exceptions, the Corporation shall be discharged from all obligations and covenants under the debt securities and the Indenture.
Additional Amounts
Unless otherwise specified in the applicable Prospectus Supplement, all payments made by or on behalf of the Corporation under or with respect to the debt securities of any series will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other government charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (“Canadian Taxes”), unless the Corporation is required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency.
If the Corporation is so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the debt securities, the Corporation will pay, unless otherwise specified, as additional interest such additional amounts, (the “Additional Amounts”), as may be necessary so that the net amount received by a holder of the debt securities after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such holder of the debt securities would have received if such Canadian Taxes had not been withheld or deducted; provided, however, that no Additional Amounts will be payable with respect to a payment made to a holder (an “excluded holder”) if the holder of the debt securities or the beneficial owner of some or all of the payment to the holder:
•	does not deal at arm’s length with the Corporation (for purposes of the Income Tax Act (Canada) (the “Tax Act”)) at the time of the making of such payment;

•	is subject to such Canadian Taxes by reason of the debt securities holder’s failure to comply with any certification, identification, information, documentation or other reporting requirement if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes;

•	is subject to such Canadian Taxes by reason of the debt securities holder being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of the debt securities or the receipt of payments thereunder; or

•	is subject to such Canadian Taxes because it is not entitled to the benefit of an otherwise applicable tax treaty by reason of the legal nature of such holder of the debt securities.
The Corporation will make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority as and when required in accordance with applicable law. The Corporation will pay all taxes, interest and other liabilities which arise by virtue of any failure of the Corporation to withhold, deduct and remit to the relevant authority on a timely basis the full amounts required in accordance with applicable law. The Corporation will furnish to the holder of the debt securities, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by the Corporation.
The foregoing obligations shall survive any termination, defeasance or discharge of the Indenture.
Tax Redemption
If and to the extent specified in the applicable Prospectus Supplement, the debt securities of a series will be subject to redemption at any time, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice, if (1) the Corporation determines that (a) as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in position regarding application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after a date specified in the applicable Prospectus Supplement if any date is so specified, the Corporation has or will become obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any debt security of such series or (b) on or after a date specified in the applicable Prospectus Supplement, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada or any political subdivision or taxing authority thereof or therein, including any of those actions specified in (a) above, whether or not such action was taken or decision was rendered with respect to the Corporation, or any change, amendment, application or interpretation shall be proposed, which, in any such case, in the opinion of counsel to the Corporation, will result in the Corporation becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any debt security of such series and (2) in any such case, the Corporation, in its business judgment, determines that such obligation cannot be avoided by the use of reasonable measures available to it; provided however, that (i) no such notice of redemption may be given earlier than 90 days prior to the earliest date on which the Corporation would be obligated to pay such Additional Amounts were a payment in respect of the debt securities then due, and (ii) at the time such notice of redemption is given, such obligation to pay such Additional Amounts remains in effect.
In the event that the Corporation elects to redeem the debt securities of such series pursuant to the provisions set forth in the preceding paragraph, the Corporation shall deliver to the trustees a certificate, signed by an authorized officer, stating that the Corporation is entitled to redeem the debt securities of such series pursuant to their terms.
Provision of Financial Information
The Corporation will file with the trustees, within 20 days after it files or furnishes them with the SEC, copies of the Corporation’s annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which the Corporation is required to file or furnish with the SEC pursuant to Section 13 or 15(d) of the U.S. Exchange Act.
Notwithstanding that the Corporation may not remain subject to the reporting requirements of Section 13 or 15(d) of the U.S. Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Corporation will continue to provide the trustees:
•	within 20 days after the time periods required for the filing or furnishing of such forms by the SEC, annual reports on Form 40-F or 20-F or any successor form; and

•	within 20 days after the time periods required for the filing of such forms by the SEC, reports on Form 6-K (or any successor form), which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not the Corporation has any of the debt securities listed on such exchange. Each of such reports, to the extent permitted by the rules and regulations of the SEC, will be prepared in accordance with Canadian disclosure requirements and generally accepted accounting principles provided, however, that the Corporation shall not be obligated to file or furnish such reports with the SEC if the SEC does not permit such filings.
Events of Default
Unless otherwise specified in the applicable Prospectus Supplement relating to a particular series of debt securities, the following is a summary of events which will, with respect to any series of the debt securities, constitute an event of default under the Indenture with respect to the debt securities of that series:
•	the Corporation fails to pay principal of, or any premium on, or any Additional Amounts in respect of, any debt security of that series when it is due and payable;

•	the Corporation fails to pay interest (including Additional Amounts) payable on any debt security of that series when it becomes due and payable, and such default continues for 30 days;

•	the Corporation fails to make any required sinking fund or analogous payment for that series of debt securities;

•	the Corporation fails to observe or perform any of its covenants or agreements in the Indenture that affect or are applicable to the debt securities of that series for 90 days after written notice to the Corporation by the trustees or to the Corporation and the trustees by holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series;

•	a default (as defined in any indenture or instrument under which the Corporation or one of the Corporation’s subsidiaries has at the date of the Indenture or will thereafter have outstanding any indebtedness) has occurred and is continuing, or the Corporation or any of its subsidiaries has failed to pay principal amounts with respect to such indebtedness at maturity and such event of default or failure to pay has resulted in such indebtedness under such indenture or instrument being declared due, payable or otherwise being accelerated, in either event so that an amount in excess of the greater of $15,000,000 and 2% of the Corporation’s shareholders’ equity will be or become due, payable and accelerated upon such declaration or prior to the date on which the same would otherwise have become due, payable and accelerated (the “Accelerated Indebtedness”), and such acceleration will not be rescinded or annulled, or such event of default or failure to pay under such indenture or instrument will not be remedied or cured, whether by payment or otherwise, or waived by the holders of such Accelerated Indebtedness, then (i) if the Accelerated Indebtedness will be as a result of an event of default which is not related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, it will not be considered an event of default for the purposes of the indenture governing the debt securities until 30 days after such indebtedness has been accelerated, or (ii) if the Accelerated Indebtedness will occur as a result of such failure to pay principal or interest or as a result of an event of default which is related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, then (A) if such Accelerated Indebtedness is, by its terms, non-recourse to the Corporation or its subsidiaries, it will be considered an event of default for purposes of the Indenture governing the debt securities; or (B) if such Accelerated Indebtedness is recourse to the Corporation or its subsidiaries, any requirement in connection with such failure to pay or event of default for the giving of notice or the lapse of time or the happening of any further condition, event or act under such indenture or instrument in connection with such failure to pay or event of default will be applicable together with an additional seven days before being considered an event of default for the purposes of the Indenture;

•	certain events involving the Corporation’s bankruptcy, insolvency or reorganization; and

•	any other event of default provided for in that series of debt securities.
A default under one series of debt securities will not necessarily be a default under another series. A trustee may withhold notice to the holders of the debt securities of any default, except in the payment of principal or premium, if any, or interest, if any, if in good faith it considers it in the interests of the holders to do so and so advises the Corporation in writing.
If an event of default (except for events involving the Corporation’s bankruptcy, insolvency or reorganization) for any series of debt securities occurs and continues, a trustee or the holders of at least 25% in aggregate principal amount of the debt securities of that series may require the Corporation to repay immediately:

•	the entire principal and interest of the debt securities of the series; or

•	if the debt securities are discounted securities, that portion of the principal as is described in the applicable Prospectus Supplement.
If an event of default relates to events involving the Corporation’s bankruptcy, insolvency or reorganization, the principal of all debt securities will become immediately due and payable without any action by the trustee or any holder.
Subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of the affected series can rescind and annul an accelerated payment requirement. If debt securities are discounted securities, the applicable Prospectus Supplement will contain provisions relating to the acceleration of maturity of a portion of the principal amount of the discounted securities upon the occurrence or continuance of an event of default.
Other than its duties in case of a default, a trustee is not obligated to exercise any of the rights or powers that it will have under the Indenture at the request or direction of any holders, unless the holders offer the trustee reasonable security or indemnity. If they provide this reasonable security or indemnity, the holders of a majority in aggregate principal amount of any series of debt securities may, subject to certain limitations, direct the time, method and place of conducting any proceeding for any remedy available to a trustee, or exercising any trust or power conferred upon a trustee, for any series of debt securities.
The Corporation will be required to furnish to the trustees a statement annually as to its compliance with all conditions and covenants under the Indenture and, if the Corporation is not in compliance, the Corporation must specify any defaults. The Corporation will also be required to notify the trustees as soon as practicable upon becoming aware of any event of default.
No holder of a debt security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy, unless:
•	the holder has previously given to the trustees written notice of a continuing event of default with respect to the debt securities of the affected series;

•	the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by an event of default have made a written request, and the holders have offered reasonable indemnity, to the trustees to institute a proceeding as trustees; and

•	the trustees have failed to institute a proceeding, and have not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of the series affected by an event of default a direction inconsistent with the request, within 60 days after receipt of the holders’ notice, request and offer of indemnity.
However, such above-mentioned limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of or any premium, if any, or interest on such debt security on or after the applicable due date specified in such debt security.
Defeasance
When the Corporation uses the term “defeasance”, it means discharge from its obligations with respect to any debt securities of or within a series under the Indenture. Unless otherwise specified in the applicable Prospectus Supplement, if the Corporation deposits with a trustee cash, government securities or a combination thereof sufficient to pay the principal, interest, if any, premium, if any, and any other sums due to the stated maturity date or a redemption date of the debt securities of a series, then at the Corporation’s option:
•	the Corporation will be discharged from the obligations with respect to the debt securities of that series; or

•	the Corporation will no longer be under any obligation to comply with certain restrictive covenants under the Indenture and certain events of default will no longer apply to the Corporation.
If this happens, the holders of the debt securities of the affected series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of debt securities and the replacement of lost, stolen, destroyed or mutilated debt securities. These holders may look only to the deposited fund for payment on their debt securities.

To exercise the defeasance option, the Corporation must deliver to the trustees:
•	an opinion of counsel in the United States to the effect that the holders of the outstanding debt securities of the affected series will not recognize gain or loss for U.S. federal income tax purposes as a result of a defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance had not occurred;

•	an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding debt securities of the affected series will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of a defeasance and will be subject to Canadian federal, provincial or territorial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had the defeasance not occurred; and

•	a certificate of one of the Corporation’s officers and an opinion of counsel, each stating that all conditions precedent provided for relating to defeasance have been complied with.
If the Corporation is to be discharged from its obligations with respect to the debt securities, and not just from the Corporation’s covenants, the U.S. opinion must be based upon a ruling from or published by the United States Internal Revenue Service or a change in law to that effect.
In addition to the delivery of the opinions described above, the following conditions must be met before the Corporation may exercise its defeasance option:
•	no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing for the debt securities of the affected series;

•	the Corporation is not an “insolvent person” within the meaning of applicable bankruptcy and insolvency legislation; and

•	other customary conditions precedent are satisfied.
Modification and Waiver
Modifications and amendments of the Indenture may be made by the Corporation and the trustees pursuant to one or more Supplemental Indentures (a “Supplemental Indenture”) with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. However, without the consent of each holder affected, no such modification may:
•	change the stated maturity of the principal of, premium, if any, or any instalment of interest, if any, on any debt security;

•	reduce the principal, premium, if any, or rate of interest, if any, or change any obligation of the Corporation to pay any Additional Amounts;

•	reduce the amount of principal of a debt security payable upon acceleration of its maturity or the amount provable in bankruptcy;

•	change the place or currency of any payment;

•	affect the holder’s right to require the Corporation to repurchase the debt securities at the holder’s option;

•	impair the right of the holders to institute a suit to enforce their rights to payment;

•	adversely affect any conversion or exchange right related to a series of debt securities;

•	reduce the percentage of debt securities required to modify the Indenture or to waive compliance with certain provisions of the Indenture; or

•	reduce the percentage in principal amount of outstanding debt securities necessary to take certain actions.
The holders of a majority in principal amount of outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as only that series is concerned, past defaults under the Indenture and compliance by the Corporation with certain restrictive provisions of the Indenture. However, these holders may not waive a default in any payment of principal, premium, if any, or interest on any debt security or compliance with a provision that cannot be modified without the consent of each holder affected.
The Corporation may modify the Indenture pursuant to a Supplemental Indenture without the consent of any holders to:
•	evidence its successor under the Indenture;

•	add covenants or surrender any right or power for the benefit of holders;

•	add events of default;

•	provide for unregistered securities to become registered securities under the Indenture and make other such changes to unregistered securities that in each case do not materially and adversely affect the interests of holders of outstanding debt securities;

•	establish the forms of the debt securities;

•	appoint a successor trustee under the Indenture;

•	add provisions to permit or facilitate the defeasance and discharge of the debt securities as long as there is no material adverse effect on the holders;

•	cure any ambiguity, correct or supplement any defective or inconsistent provision or make any other provisions in each case that would not materially and adversely affect the interests of holders of outstanding debt securities, if any;

•	comply with any applicable laws of the United States and Canada in order to effect and maintain the qualification of the Indenture under such laws to the extent they do not conflict with the applicable laws of the United States; or

•	change or eliminate any provisions of the Indenture where such change takes effect when there are no debt securities outstanding under the Indenture.
Governing Law
The Indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York, except that discharge by the Canadian trustee of any of its rights, powers, duties or responsibilities hereunder shall be construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable thereto.
The Trustees
Any trustee under the Indenture or its affiliates may provide other services to the Corporation in the ordinary course of their business. If the trustee or any affiliate acquires any conflicting interest and a default occurs with respect to the debt securities, the trustee must eliminate the conflict or resign.
Resignation and Removal of Trustee
A trustee may resign or be removed with respect to one or more series of the debt securities and a successor trustee may be appointed to act with respect to such series.
Consent to Service
In connection with the Indenture, the Corporation will irrevocably designate and appoint CT Corporation System, 111 8th Avenue, 13th Floor, New York, New York 10011, as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the Indenture or the debt securities that may be instituted in any U.S. federal or New York State court located in The Borough of Manhattan, in the City of New York, or brought by the trustees (whether in their individual capacity or in their capacity as trustees under the Indenture), and will irrevocably submit to the non-exclusive jurisdiction of such courts.
Enforceability of Judgments
Since all or substantially all of the Corporation’s assets, as well as the assets of most of the directors of the Corporation, are outside the United States, any judgment obtained in the United States against the Corporation or certain of its directors, including judgments with respect to the payment of principal on the debt securities, may not be collectible within the United States.
The Corporation has been advised that the laws of the Province of British Columbia and the federal laws of Canada applicable therein would permit an action to be brought against the Corporation in the Supreme Court of British Columbia on any final and conclusive monetary (or, in appropriate circumstances, non-monetary) judgment in personam of any federal or state court located in the State of New York, with respect to the enforcement of the Indenture and the debt securities, which was subsisting and unsatisfied, and which was not impeachable as void or voidable under New York law if: (1) the New York court rendering that judgment had jurisdiction over the Corporation under New York law; (2) there was a real and substantial connection between the parties, the cause of action and New York, or the Corporation had attorned to the jurisdiction of the New York court (and submission by the Corporation in the Indenture to the jurisdiction of the New York court will be such an attornment), (3) the judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as those terms are understood under the laws of British Columbia and the federal laws of Canada applicable therein, or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or the Competition Tribunal under the Competition Act (Canada); (4) the enforcement of that judgment would not be contrary to the British Columbia laws of general application limiting the enforcement of creditors’ rights, including bankruptcy, reorganization, winding-up, moratorium and similar laws, and would not constitute, directly or indirectly, the enforcement of foreign laws which the British Columbia court would characterize as revenue, expropriatory or penal; (5) that judgment did not contain a manifest error on its face; (6) the action to enforce that judgment was commenced within the appropriate British Columbia limitation period; (7) interest payable on the debt securities was not characterized by the British Columbia court as interest payable at a criminal rate within the meaning of s. 347 of the Criminal Code (Canada); and (8) that judgment did not conflict with another final and conclusive judgment in the same cause of action; except that the British Columbia court might stay the action to enforce the New York judgment if an appeal of the New York judgment was pending or time for an appeal had not expired; and except that the British Columbia court would give judgment only in Canadian dollars.
The Corporation has been advised that there is doubt as to the enforceability in Canada, by a court in original actions or actions to enforce judgments of U.S. courts, of civil liabilities predicated solely upon U.S. federal securities laws.
DESCRIPTION OF WARRANTS
This section describes the general terms that will apply to any Warrants for the purchase of Common Shares (the “Equity Warrants”) or for the purchase of debt securities (the “Debt Warrants”).
Warrants may be offered separately or together with other Securities, as the case may be. Each series of Warrants may be issued under a separate warrant indenture or warrant agency agreement to be entered into between the Corporation and one or more banks or trust companies acting as Warrant agent or may be issued as stand-alone contracts. The applicable Prospectus Supplement will include details of the Warrant agreements governing the Warrants being offered. The Warrant agent will act solely as the agent of the Corporation and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants offered under this Prospectus. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable Prospectus Supplement. A copy of any warrant indenture or any warrant agency agreement relating to an offering of Warrants will be filed by us with the securities regulatory authorities in Canada and the United States after it has been entered into by us.
The Corporation will not offer Warrants or other convertible or exchangeable securities for sale separately (as opposed to as part of a unit offering) to any member of the public in Canada unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless a Prospectus Supplement containing the specific terms of the

Warrants or other convertible or exchangeable securities to be offered separately is first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces of Canada where the Warrants will be offered for sale.
The particular terms of each issue of Warrants will be described in the related Prospectus Supplement. This description will include, where applicable:
•	the designation and aggregate number of Warrants;

•	the price at which the Warrants will be offered;

•	the currency or currencies in which the Warrants will be offered;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•	the number of Common Shares that may be purchased upon exercise of each Equity Warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each Equity Warrant;

•	the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of Warrants that will be offered with each Security;

•	the date or dates, if any, on or after which the Warrants and the related Securities will be transferable separately;

•	the principal amount of debt securities that may be purchased upon exercise of each Debt Warrant and the price at which and currency or currencies in which that principal amount of debt securities may be purchased upon exercise of each Debt Warrant;

•	the minimum or maximum amount of Debt Warrants that may be exercised at any one time;

•	whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

•	material United States and Canadian federal income tax consequences of owning the Warrants; and

•	any other material terms or conditions of the Warrants.
DESCRIPTION OF SHARE PURCHASE CONTRACTS
The Corporation may issue share purchase contracts, including contracts obliging holders to purchase from the Corporation, and the Corporation to sell to the holders, a specified number of Common Shares, at a future date or dates, or similar contracts issued on a “prepaid” basis (in each case, “Share Purchase Contracts”). Share Purchase Contracts may include instalment receipts. The price per Common Share and the number of Common Shares may be fixed at the time the Share Purchase Contracts are issued or may be determined by reference to a formula set forth in the Share Purchase Contracts. The Share Purchase Contracts may require either the Common Share purchase price be paid at the time the Share Purchase Contracts are issued or that payment be made at a specified future date. The Share Purchase Contracts may require holders to secure their obligations thereunder in a specified manner. The Share Purchase Contracts also may require the Corporation to make periodic payments to the holders of the Share Purchase Contracts or vice versa, and such payments may be unsecured or refunded on some basis.
The applicable Prospectus Supplement will describe the terms of the Share Purchase Contracts. The description in the Prospectus Supplement will not necessarily be complete, and reference will be made to the Share Purchase Contracts, and, if applicable, collateral, depositary or custodial arrangements, relating to the Share Purchase Contracts. As required, material United States and Canadian federal income tax considerations applicable to the holders of the Share Purchase Contracts will also be discussed in the applicable Prospectus Supplement.
We will deliver an undertaking to the securities regulatory authority in each of the provinces of British Columbia, Alberta and Ontario that we will not distribute Share Purchase Contracts to any member of the public in Canada under a Prospectus Supplement unless the Prospectus Supplement containing the specific terms of the Share Purchase Contracts to be distributed is first approved for filing by the securities commissions in each of the provinces of Canada where the Share Purchase Contracts will be distributed.

DESCRIPTION OF SUBSCRIPTION RECEIPTS
This section describes the general terms that will apply to any subscription receipts that may be offered by the Corporation pursuant to this Prospectus. Subscription receipts may be offered separately or together with Common Shares or Warrants, as the case may be. The subscription receipts will be issued under a subscription receipt agreement.
The applicable Prospectus Supplement will include details of the subscription receipt agreement covering the subscription receipts being offered. A copy of the subscription receipt agreement relating to an offering of subscription receipts will be filed by the Corporation with securities regulatory authorities in Canada and the United States after it has been entered into by the Corporation. The specific terms of the subscription receipts, and the extent to which the general terms described in this section apply to those subscription receipts, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:
•	the number of subscription receipts;

•	the price at which the subscription receipts will be offered;

•	the procedures for the exchange of the subscription receipts into Common Shares or Warrants;

•	the number of Common Shares or Warrants that may be exchanged upon exercise of each subscription receipt;

•	the designation and terms of any other securities with which the subscription receipts will be offered, if any, and the number of subscription receipts that will be offered with each security;

•	terms applicable to the gross or net proceeds from the sale of the subscription receipts plus any interest earned thereon;

•	material United States and Canadian federal income tax consequences of owning the subscription receipts; and

•	any other material terms and conditions of the subscription receipts.
In the event that the Corporation issues subscription receipts under this Prospectus, this Prospectus together with the applicable Prospectus Supplements, will qualify the issuance of the Securities to be issued upon exchange of the subscription receipts.
We will deliver an undertaking to the securities regulatory authority in each of the provinces of British Columbia, Alberta and Ontario that we will not distribute subscription receipts to any member of the public in Canada under a Prospectus Supplement unless the Prospectus Supplement containing the specific terms of the subscription receipts to be distributed is first approved for filing by the securities commissions in each of the provinces of Canada where the subscription receipts will be distributed.
DENOMINATIONS, REGISTRATION AND TRANSFER
The Securities will be issued in fully registered form without coupons attached in either global or definitive form and in denominations and integral multiples as set out in the applicable Prospectus Supplement. Other than in the case of book-entry only Securities, Securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) in the city specified for such purpose at the office of the registrar or transfer agent designated by the Corporation for such purpose with respect to any issue of Securities referred to in the Prospectus Supplement. No service charge will be made for any transfer, conversion or exchange of the Securities but the Corporation may require payment of a sum to cover any transfer tax or other governmental charge payable in connection therewith. Such transfer, conversion or exchange will be effected upon such registrar or transfer agent being satisfied with the documents of title and the identity of the person making the request. If an applicable Prospectus Supplement refers to any registrar or transfer agent designated by the Corporation with respect to any issue of Securities, the Corporation may at any time rescind the designation of any such registrar or transfer agent and appoint another in its place or approve any change in the location through which such registrar or transfer agent acts.
In the case of book-entry only Securities, a global certificate or certificates representing the Securities will be held by a designated depository for its participants. The Securities must be purchased or transferred through such participants, which includes securities brokers and dealers, banks and trust companies. The depository will establish and maintain book-entry accounts for its participants acting on behalf of holders of the Securities. The interests of such holders of Securities will be represented by entries in the records maintained by the participants. Holders of Securities issued in book-entry only form will not be entitled to receive a certificate or other instrument evidencing their ownership thereof, except in limited circumstances.

Each holder will receive a customer confirmation of purchase from the participants from which the Securities are purchased in accordance with the practices and procedures of that participant.
PLAN OF DISTRIBUTION
The Corporation may sell the Securities to or through underwriters or dealers, and also may sell Securities to one or more other purchasers directly or through agents. Any issue of Securities may be sold in British Columbia, Alberta or Ontario or in the U.S. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the Securities and the proceeds to the Corporation from the sale of the Securities.
The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Corporation.
Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Corporation to indemnification by the Corporation against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Corporation in the ordinary course of business.
In connection with any offering of Securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.
LEGAL MATTERS
Certain legal matters relating to the offering of the Securities will be passed upon on behalf of the Corporation by Stikeman Elliott LLP, Vancouver, British Columbia, with respect to Canadian legal matters, and by Dorsey & Whitney LLP, Denver, Colorado, with respect to U.S. legal matters.
INTEREST OF EXPERTS
As at the date hereof, the partners and associates of Stikeman Elliott LLP, as a group, own, directly or indirectly, less than 1% of the Common shares of the Corporation. As at the date hereof, the partners and associates of Dorsey & Whitney LLP, as a group, own, directly or indirectly, less than 1% of the Common Shares of the Corporation. The Corporation’s auditors, PricewaterhouseCoopers LLP, Chartered Accountants, have advised that they are independent of the Corporation within the meaning of the Rules of Professional Conduct/Code of Ethics of the Institute of Chartered Accountants of British Columbia and under all relevant professional and regulatory requirements in the United States. None of the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned persons received or has received a direct or indirect interest in a property of the Corporation or any associate or affiliate of the Corporation.
None of Michael F. Shaw, Terry Hodson, Thomas Gluck, Scott Britton, David Dreisinger (each of whom are officers or employees of the Corporation), or Timothy Ross of Agapito Associates Inc., each being persons or companies who have prepared reports relating to our mineral properties, or any director, officer, employee or partner thereof, as applicable, has received a direct or indirect interest in our property or any associate or affiliate of ours. As of the date hereof, the aforementioned persons and companies beneficially own, directly or indirectly, in the aggregate, less than 1% of our outstanding securities.

PRIOR SALES
In the 12 months prior to the date of this Prospectus, the Corporation has issued the following securities:

Date of Grant/ Issuance	Price per Security (C$)	Number of Securities Issued
Stock Options:
20-Jan-10	0.82	150,000
15-May-09	0.57	2,285,000
05-May-09	0.40	150,000
06-Apr-09	0.40	300,000
02-Apr-09	0.40	50,000

Common Shares:
01-Apr-10	0.35	80,000
24-Mar-10	0.35	210,000
17-Mar-10	0.40	100,000
15-Mar-10	0.57	12,500
15-Mar-10	0.40	175,000
22-Feb-10	0.40	10,000
13-Aug-09	0.31	310,000
08-May-09	0.35	20,000
AUDITORS, TRANSFER AGENT AND REGISTRAR
The auditors of the Corporation are PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia.
The transfer agent and registrar for the Common shares is Computershare Investor Services Inc. of Toronto, Ontario.
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION
Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revision of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.
DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar regulatory authorities in Canada (the “Canadian Securities Authorities”). Copies of the documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary, Suite 2350 — 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3, telephone (604) 685-2323, and are also available electronically at www.sedar.com.
The following documents, filed by the Corporation with the Canadian Securities Authorities, are specifically incorporated by reference into, and form an integral part of, this Prospectus:
(a)	the annual information form (the “AIF”) of Baja for the financial year ended December 31, 2009;

(b)	the audited comparative consolidated financial statements of Baja as at December 31, 2009 and 2008 together with the auditors’ report thereon and the notes thereto;

(c)	management’s discussion and analysis of financial condition and results of operations of Baja for the year ended December 31, 2009;

(d)	the management information circular of Baja dated as at March 30, 2010 for the annual general meeting of shareholders of Baja to be held on May 12, 2010;

(e)	the material change report of Baja filed on March 18, 2009 respecting management’s preliminary revised capital cost estimates for the Boleo Project;

(f)	the material change report of Baja filed on January 19, 2010 detailing updated estimated capital and operating costs, and updated economics for the Boleo Project;

(g)	the material change report of Baja filed on March 8, 2010 announcing the filing of the preliminary short form base shelf prospectus and shelf registration statement on Form F-10;

(h)	the material change report of Baja filed on March 8, 2010 announcing the filing of an updated technical report and amended financial statements; and

(i)	the material change report of Baja filed on April 14, 2010 announcing Boleo debt financing progress.
Any documents of the type referred to above (including material change reports but excluding confidential material change reports), or other disclosure documents required to be incorporated by reference into a prospectus filed under National Instrument 44-101, which are subsequently filed by the Corporation with securities commissions or similar authorities in the relevant provinces or territories of Canada after the date of this Prospectus and until all of the Securities are sold shall be deemed to be incorporated by reference into this Prospectus. These documents are available through the internet on SEDAR at www.sedar.com.
In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part. In addition, we may incorporate by reference into this Prospectus information from documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act.
Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part: the documents referred to under the heading “Documents Incorporated by Reference’’; consent of PricewaterhouseCoopers LLP; consent of Stikeman Elliott LLP; consents of Michael F. Shaw, Terry Hodson, Thomas Gluck, Scott Britton, David Dreisinger, Timothy Ross of Agapito Associates Inc.; powers of attorney from directors and officers of the Corporation; and a form of indenture between the Corporation and the trustee to be named therein. A copy of the form of warrant indenture or statement of eligibility of trustee on From T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.
ADDITIONAL INFORMATION
The Corporation has filed with the SEC a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the

SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.
The Corporation is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation, and in accordance therewith files reports and other information with the SEC and with the securities regulators in Canada. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, documents and other information that the Corporation files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and shortswing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Corporation is not required to publish financial statements as promptly as U.S. companies.
You may read any document that the Corporation has filed with the SEC at the SEC’s public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. You may read and download some of the documents the Corporation has filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov. You may read and download any public document that the Corporation has filed with the Canadian securities regulatory authorities at www.sedar.com.
ENFORCEABILITY OF CIVIL LIABILITIES
The Corporation is a corporation existing under the Business Corporations Act (British Columbia). Many of the Corporation’s directors and officers, and some of the experts named in this Prospectus are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of the Corporation’s assets, are located outside the United States. The Corporation has appointed an agent for service of process in the United States (as set forth below), but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Corporation’s civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws. The Corporation has been advised by its Canadian counsel, Stikeman Elliott LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws or the securities or “blue sky” laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Corporation has also been advised by Stikeman Elliott LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.
The Corporation filed with the SEC, concurrently with its registration statement of which this Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed CT Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court arising out of or related to or concerning the offering of the Securities under this Prospectus and the applicable Prospectus Supplement.